FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

For the month of August, 2006

Commission File Number 33-99720

ARAUCO AND CONSTITUTION PULP INC.

(Translation of registrant’s name into English)

El Golf 150

Fourteenth Floor

Santiago, Chile

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      Ö        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                  No      Ö

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

ARAUCO AND CONSTITUTION PULP INC

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

1.	VALUATION OF ASSETS AND LIABILITIES

The financial statements of Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”) and its subsidiaries (the Company, together with its subsidiaries, “Arauco”) have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros of Chile (the “Chilean Securities Commission”). In management’s opinion there is no material difference between the Company’s economic value and the valuation reflected in the Company’s financial statements.

2.	ANALYSIS OF FINANCIAL POSITION

a)	Analysis of the Balance Sheet

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the Company’s subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The principal components of assets and liabilities as of June 30, 2005 and 2006 are as follows:

Assets	2005 ThU.S.$	2006 ThU.S.$
Current assets	1,620,041	1,329,737
Property, plant and equipment	5,173,162	5,709,848
Other assets	84,934	70,671

Total assets	6,878,137	7,110,256

Liabilities and Shareholders’ Equity	2005 ThU.S.$	2006 ThU.S.$
Current liabilities	455,630	487,426
Long-term liabilities	2,382,596	2,283,302
Minority interest	11,269	13,055
Shareholders’ equity	4,028,642	4,326,473

Total liabilities and shareholders’ equity	6,878,137	7,110,256

Total assets increased by 3.4%, or U.S.$232 million, from June 30, 2005 to June 30, 2006. This increase is mainly attributable to an increase in property, plant and equipment.

Total liabilities decreased by U.S.$67 million from June 30, 2005 to June 30, 2006. This decrease is mainly attributable a decrease of U.S.$178 million in bonds, which was partially offset by an increase in net bank borrowings of U.S.$39 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

a)	Analysis of the Balance Sheet, continued

The main financial and operating ratios are as follows:

Liquidity ratios	06/30/2005	12/31/2005	06/30/2006
Current ratio	3.56	3.39	2.73
Acid ratio	2.27	1.88	1.43

The decrease in the current ratio from 2005 to 2006 is primarily attributable to a decrease in short term investments partially offset by a decrease in bank debt.

The decrease in the current acid ratio from 2005 to 2006 is attributable to a decrease in current assets.

Debt indicators	06/30/2005	12/31/2005	06/30/2006
Debt to equity ratio	0.70	0.65	0.64
Short-term debt to total debt	0.16	0.16	0.18
Long-term debt to total debt	0.84	0.84	0.82
Financial expenses covered	5.18	4.63	5.66

The debt ratio was 0.70 and 0.64 at June 30, 2005 and June 30, 2006, respectively.

Current liabilities increased modestly from 16% of total liabilities at June 30, 2005 to 18% of total liabilities at June 30, 2006, due to relatively similar balances in both periods.

The ratio of financial expenses covered increased modestly from 5.18 points to 5.66 points in 2006. The modest increase is attributable to similar financial expenses in 2006 and 2005, and a higher net income in 2006.

Operational ratios	06/30/2005	12/31/2005	06/30/2006
Inventory turnover	1.02	2.19	1.16
Inventory turnover (excluding forests)	1.71	3.79	1.89
Inventory permanence (days)	175.80	164.72	154.91
Inventory permanence (excluding forests)	105.02	95.05	95.00

The ratio of inventory turnover increased from 1.02 at June 30, 2005 to 1.16 points at June 30,2006. The increase is primarily attributable to an increase in sales volume during 2006 in relation to the previous period. For this reason, the inventory permanence ratio decreased during the six-month period ended June 30, 2006.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

b)	Analysis of the Income Statement

The breakdown of operating income and costs is as follows:

Operating income	06/30/2005 ThU.S.$	12/31/2005 ThU.S.$	06/30/2006 ThU.S.$
Pulp	504,838	991,412	550,069
Sawn timber, cut wood, plywood and fiber panels	564,446	1,237,288	704,353
Forestry products	40,898	88,478	39,362
Other	23,712	56,411	34,953

Total operating income	1,133,894	2,373,589	1,328,737

Operating costs	06/30/2005 ThU.S.$	12/31/2005 ThU.S.$	06/30/2006 ThU.S.$
Timber	147,880	310,712	209,553
Forestry work	88,249	199,307	113,177
Depreciation	75,180	158,569	82,017
Other costs	227,731	551,242	284,719

Total operating costs	539,040	1,219,830	689,466

Analysis of Operating Income

Operating income includes net income of U.S.$382 million during the six-month period ended June 30, 2006 compared to U.S.$379 million during the six-month period ended June 30, 2005, an increase of U.S.$3 million, primarily due to an increase in sales revenue, which was partially offset by an increase in costs of sales and administration and sales expenses, principally for shipping and freight expenses.

Analysis of Non-Operating Loss

There was a non-operating loss of U.S.$73 million during the six-month period ended June 30, 2005, compared to a non-operating loss of U.S.$50 million during the six-month period ended June 30, 2006. The change was primarily caused by an increase in non-operating loss as described in the following table:

Item	Million U.S.$
Exchange rate	17
Financial expenses	2
Others	4

Decrease non-operating loss	23

The positive balance in the current exchange rate is attributable to the devaluation of the Chilean peso in 2006 and the valuation of the euro against the U.S. dollar.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

2.	ANALYSIS OF FINANCIAL POSITION, continued

Profitability ratios	06/30/2005	12/31/2005	06/30/2006
Equity yield	6.44	10.62	6.41
Asset performance ratio	3.89	6.58	3.83
Operating asset ratio	6.01	10.15	5.53
Income per share (U.S.$)	2.20	3.87	2.37
EBITDA *	460,043	589,181	492,306
Income after tax (ThU.S.$)	246,093	432,935	264,908

*	Earnings before income tax, interest, depreciation, amortization and extraordinary items.

Operational income ThU.S.$	378,942	806,489	382,159
Financial expenses ThU.S.$	(73,974)	(123,453)	(72,054)
Non-operating expenses ThU.S.$	(72,847)	(84,471)	(49,427)

3.	MARKET SITUATION

Pulp

During the first half of 2006, pulp prices experienced a sustained increase, consistent with that of other commodities.

The increase is due to an increase in global demand for pulp which, in turn, is principally due to the strong levels of activity experienced in the People’s Republic of China as well as in other Asian economies. Similarly, the demand for pulp increased during this period in the European Union, where the countries appear to be recovering from economic stagnation. During the first half of 2006, the economic growth in the United States slowed, which resulted in a decrease in demand.

The closure of certain pulp production plants in Canada and the United States had a positive effect on the world pulp market. These plants closed as a result of high production costs.

Arauco has an approximately five percent share in the global market for pulp.

Arauco’s competition in the long fiber world market is predominantly concentrated in Canada, the United States, Sweden and Finland and for short fiber, in Brazil and Indonesia.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

Wood

The outlook for the remainder of 2006 is positive, due to an increased demand for wood and increases in prices in Japan, Korea, Taiwan, Mexico, the Middle East, China and Latin America. The United States market is expected to be weaker than in the other markets as a result of a decline in construction activities in 2006 compared to 2005.

Through our acquisition of the assets of Aserraderos Cementos Bío Bío on June 30, 2006 we now own a new production plant.

During the first half of 2006, we experienced positive sales in Mexico, Latin America, Chile and the United States. Sales in the Middle East and China were lower than anticipated.

Increases in supply and in the inventory of distributors affected the molding market in the United States during 2005, which caused prices to decrease. Prices began to increase by the end of 2005 due to the exit of certain Chilean and Brazilian producers from the market. Prices have increased close to 40% when compared to the lowest number in 2005. The outlook for the remainder of 2006 is positive.

The market for molding continues to grow due to increases in prices and in demand. Levels of inventories and supply are controlled. We expect a decrease in sales prices and in demand beginning in September as a result of decreases in construction activities in the United States.

Additionally, the reduction of maritime fleets is having a positive impact on our export returns.

Panels

Paneles Arauco continues to develop in the plywood market with investment in a new production plant that is expected to commence operations during the last quarter of 2007. The new plant is the second phase of the Nueva Aldea project. The new plant is expected to have an annual production capacity of 225,000 cubic meters resulting in an aggregate annual production capacity of over 450,000 cubic meters for the entire Nueva Aldea project and an aggregate annual production capacity of over 800,000 cubic meters for the two production lines in Arauco’s zone, thus placing Arauco among the top ten producers of plywood in the world. The investment in the second phase of the Nueva Aldea project is expected to be slightly less than US$50 million.

Prices for plywood in the United States and Canada decreased slightly during this period. Prices in the other markets have remained stable when compared to the second half of 2005. Likewise, our demand for value added products remains stable in all of the markets, with positive outlooks for the second half of 2006.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKET SITUATION, continued

The demand for products related to the furniture industry remains high in all of Latin America. Likewise, as a result of the closure of certain production plants in the United Status and a fire at a principal chipboard plant of the Sonae group, demand for imported chipboard products has experienced strong increases. The outlook for prices for MDF moldings, HB moldings and chipboard remain positive and we are at higher levels than were anticipated for this year.

During the second quarter of 2006, Paneles Arauco achieved record figures for sales of MDF Moldings. Demand for moldings has increased and our results are therefore as anticipated for the second quarter of 2006, but with higher prices than those originally budgeted.

All of our panel plants continue to produce at full capacity and with concrete operational improvements, which have allowed us to meet high levels of demand.

Nueva Aldea Project (formerly known as Itata)

The Nueva Aldea project contemplated the construction of a mill, a panel plant, a cutting plant and a thermal plant for steam generation and electric production during its first phase of construction, with an investment of U.S.$ 140 million. The first phase has developed as planned and began operations at the end of 2004. In its second phase, the project contemplates the construction of a pulp plant with a projected opening during the third quarter of 2006.

4.	ANALYSIS OF CASH FLOW

	06/30/2005 ThU.S.$	12/31/2005 ThU.S.$	06/30/2006 ThU.S.$
Operating cash flow	399,468	801,424	393,048
Cash flow from financing activities	299,396	54,564	(100,940)
Cash flow from investment activities	(477,804)	(862,755)	(428,943)

Net cash flow for the period	221,060	(6,767)	(136,835)

We had a positive operating cash flow of U.S.$393 million compared to a U.S.$399 million for the same period in 2005, resulting from greater sale collections, partially offset by an increase in payments to suppliers and personnel, higher interest rates, value added taxes and other similar payments.

Cash flow from financing activities at June 30, 2006 was a net expense of U.S.$101 million compared to a net income of U.S.$299 million for the same period in 2005. This change resulted from an increase in debt payment and the issuance of bonds in 2005.

Cash flow from investment activities for this period was a lower net expense than for the same period in 2006, due principally to larger disbursements for purchases in permanent investments as, for example, the purchase of the Luis Dreyfus (L.D.) companies in Brazil during 2005.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Ratio Analysis of the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

5.	MARKET RISK ANALYSIS

In respect of the economic risks resulting from interest rate variations, the Company maintains, as of June 30, 2006, a relation between fixed rate debts and total consolidated debt of approximately 74%, which it believes is consistent with the industry in which it operates. The Company does not engage in futures or other hedging transactions to hedge against variations in the selling prices of pulp and forest products because it believes that risks resulting from price variations are limited in large part because the Company maintains one of the lowest cost structures in the industry.

In response to economic risks resulting from interest rate variations, the Company has applied policies consistent with the general policies of the industries in which it operates.

As explained in note 2, the Company and most of its subsidiaries maintain their accounting records and prepare their financial statements in U.S. dollars. Both their assets and their liabilities are denominated in U.S. dollars, as are the majority of their revenues. As a result, their exposure to changes in the exchange rate has decreased significantly since January 1, 2002, when they began maintaining their accounting records and preparing their financial statements in U.S. dollars.

6.	PURCHASE OF ASSETS

In June 2006, Celulosa Arauco y Constitución S.A., through a subsidiary, purchased the forest assets of Cementos Bío Bío.

The purchase, which represented an investment of U.S.$136 million, includes 21,000 hectares of forest plantations, one sawmill with an annual production capacity of 250,000 m3 and a remanufacturing facility.

Cementos Bío Bío and Arauco are natural business partners. For many years Arauco has provided Cementos Bío Bío with logs and has purchased from them wood chips for Arauco’s pulp plants. Likewise, both companies have entered into joint business arrangements in certain foreign markets.

The purchase of the forest assets of Cementos Bío Bío allows Arauco to consolidate its forest assets and increase supply in the areas of sawnwood and remanufactured products. Therefore, the investment is consistent with Arauco’s strategy to invest in plantations in areas where its industrial assets are located.

This investment demonstrates the positive outlook that Arauco maintains regarding the Chilean industrial forest sector.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

	At June 30,
ASSETS	2005 ThU.S.$	2006 ThU.S.$
CURRENT ASSETS :
Cash	12,489	26,189
Time deposits	72,760	36,124
Marketable securities (note 3)	470,765	142,958
Trade accounts receivable (note 4)	340,093	340,801
Notes receivable	5,109	7,218
Other receivables	24,382	45,750
Notes and accounts receivable from related parties (note 18)	2,551	2,358
Inventories (note 5)	545,955	577,613
Recoverable taxes	56,004	53,614
Prepaid expenses	38,434	53,051
Deferred tax assets (note 15)	3,174	10
Other current assets	48,325	44,051

Total current assets	1,620,041	1,329,737

PROPERTY, PLANT AND EQUIPMENT: (note 6)
Land	439,859	476,005
Forests	2,161,365	2,301,003
Buildings and other infrastructure	1,742,560	1,862,449
Machinery and equipment	1,841,116	2,016,598
Other	872,596	1,150,591
Technical revaluation	68,769	68,769
Less: Accumulated depreciation	(1,953,103)	(2,165,567)

Net property, plant and equipment	5,173,162	5,709,848

OTHER NON-CURRENT ASSETS:
Investments in related companies (note 7)	71,970	81,325
Investments in other companies	241	248
Goodwill (note 8)	9,429	4,862
Negative goodwill (note 8)	(49,904)	(71,949)
Long-term receivables	10,818	14,992
Intangibles	721	713
Amortization	(317)	(343)
Other (note 9)	41,976	40,823

Total other non-current assets	84,934	70,671

Total assets	6,878,137	7,110,256

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Balance Sheets, continued

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

	At June 30,
LIABILITIES AND SHAREHOLDERS’ EQUITY	2005 ThU.S.$	2006 ThU.S.$
CURRENT LIABILITIES:
Current bank borrowings (note 10)	6,641	65,216
Current portion of long-term bank borrowings (note 14)	25,495	123,372
Current portion of bonds (note 12)	213,015	34,468
Current portion of other long term liabilities	496	488
Dividends payable	1,470	161
Trade accounts payable	117,043	144,597
Notes payable	4,120	3,639
Sundry accounts payable	12,237	12,720
Notes and accounts payable to related companies (note 18)	1,165	3,157
Accrued liabilities (note 13)	47,479	55,867
Withholding taxes	11,273	19,641
Income tax payable	10,803	17,513
Deferred income	3,617	4,571
Other current liabilities	776	2,016

Total current liabilities	455,630	487,426

LONG-TERM LIABILITIES:
Long-term bank borrowings (note 14)	547,861	430,880
Bonds (note 12)	1,682,500	1,682,500
Sundry accounts payable	5,075	4,044
Accrued liabilities	16,683	24,556
Deferred tax liabilities (note 15)	96,368	99,414
Other long-term liabilities	34,109	41,908

Total long-term liabilities	2,382,596	2,283,302

Minority interest (note 23)	11,269	13,055

SHAREHOLDERS’ EQUITY: (note 20)
Paid-up in capital	347,551	347,551
Share premium	5,625	5,625
Forestry and other reserves	1,375,519	1,388,410
Retained earnings	2,051,069	2,317,030
Net income for the period	248,878	267,857

Total shareholders’ equity	4,028,642	4,326,473

Total liabilities and shareholders’ equity	6,878,137	7,110,256

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Consolidated Statements of Income

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

	At June 30,
	2005 ThU.S.$	2006 ThU.S.$
OPERATING INCOME:
Sales revenue	1,133,894	1,328,737
Cost of sales	(539,040)	(689,466)
Gross profit	594,854	639,271
Administration and selling expenses	(215,912)	(257,112)

Operating income	378,942	382,159

NON-OPERATING INCOME:
Interest earned	13,215	14,701
Share of net income of related companies (note 7)	3,529	3,344
Other non-operating income (note 21)	5,244	5,059
Amortization of goodwill (note 8)	(1,754)	(1,390)
Interest expenses	(73,974)	(72,054)
Other non-operating expenses (note 22)	(9,221)	(6,412)
Price-level restatement (note 1)	217	(40)
Foreign currency exchange rate (note 1)	(10,103)	7,365

Non-operating loss	(72,847)	(49,427)

Income before taxes, minority interest and amortization of negative goodwill	306,095	332,732
Income taxes (note 15)	(60,002)	(67,824)
Income before minority interest and amortization of negative goodwill	246,093	264,908
Minority interest (note 23)	(25)	1
Income before amortization of negative goodwill	246,068	264,909
Amortization of negative goodwill (note 8)	2,810	2,948

Net income	248,878	267,857

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

	At June 30,
	2005 ThU.S.$	2006 ThU.S.$
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	248,878	267,857
Loss (Profit) on sale of assets
Loss (profit) on sale of property, plant and equipment	(433)	(221)
Items affecting income not involving the movement of cash:
Depreciation	78,245	86,129
Amortization of intangibles	16	18
Write-offs and provisions	326	831
Profit from investments accounted for under the equity method	(3,529)	(3,344)
Amortization of goodwill	1,754	1,390
Amortization of negative goodwill	(2,810)	(2,948)
Net price level restatement	(217)	40
Foreign currency exchange rate	10,103	(7,365)
Others	29,952	29,765
Decrease (Increase) in current assets:
Clients and debtors	(30,811)	(87,771)
Inventory	(8,053)	8,985
Other current assets	(19,042)	30,673
Increase (Decrease) in current liabilities:
Suppliers and creditors	32,217	15,779
Interest payable	8,241	3,525
Provision for income taxes	3,454	30,339
Other current liabilities	51,177	19,366

Net cash flows from operating activities	399,468	393,048

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Statements of Consolidated Cash Flows, continued

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

	At June 30,
	2005 ThU.S.$	2006 ThU.S.$
CASH FLOWS FROM FINANCING ACTIVITIES
Loans from financial institutions	102,623	291,324
Bonds issue	400,000	—
Loans paid	(63,769)	(289,250)
Dividends paid	(135,987)	(102,853)
Other	(3,471)	(161)

Net cash flow from financing activities	299,396	(100,940)

CASH FLOWS FROM INVESTING ACTIVITIES
Sales of property, plant and equipment	831	161
Purchase of property, plant and equipment	(335,619)	(412,817)
Permanent investments	(180,293)	(12)
Capitalized interest paid	(6,768)	(16,386)
Other investments	44,045	111

Net cash flow from investment activities	(477,804)	(428,943)

Net cash flows from operating, investing and financing activities	221,060	(136,835)

Effect of inflation	(11,981)	4,978

Net decrease in cash and cash equivalents	209,079	(131,857)
Initial balance of cash and cash equivalents	356,609	338,511

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	565,688	206,654

The accompanying notes 1 to 28 form an integral part of these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

1.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Organization and basis of presentation

Celulosa Arauco y Constitución S.A., a Chilean corporation (the “Company”), and its subsidiaries are engaged principally in the production of pulp, forestry and wood products and the management of its subsidiaries’ forestry assets.

The financial statements of the Company and its subsidiaries (collectively known as “Arauco”) are presented on a consolidated basis and have been prepared on the basis of accounting principles generally accepted in Chile and specific guidelines issued by the Superintendencia de Valores y Seguros (the “Chilean Securities Commission”). The Company consolidates the financial statements of the companies in which it controls a majority of voting shares. All significant intercompany transactions have been eliminated. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Certain minor reclassifications among account headings have been made to these consolidated financial statements in order to present them on a basis more familiar to readers of financial statements in the United States (the “U.S.”).

The consolidated financial statements as of June 30, 2005 and 2006 include the following direct and indirect subsidiaries of the Company, all of which are incorporated in Chile (except as otherwise noted).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

(a)	Organization and basis of presentation, continued

	Interest of the Company as of June 30, 2006		Total June 30, 2005
Subsidiary company	Direct %	Indirect %	Total %	Total %
Agenciamiento y Servicios Profesionales S.A. (Mexico)	—	99.99	99.99	99.99
Alto Paraná S.A. (Argentina)	—	99.97	99.97	99.97
Arauco Denmark ApS (Denmark)	—	99.99	99.99	99.99
Arauco Distribución S.A.	—	99.99	99.99	99.99
Arauco Do Brasil Ltda. (Brazil)	—	—	—	99.99
Arauco Ecuador S.A. (Ecuador)	0.10	99.89	99.99	99.99
Arauco Europe S.A. (Switzerland)	0.01	99.97	99.98	99.98
Arauco Forest Brasil S.A. (Ex-L.D. Forest Products S.A.) (Brazil)	—	99.99	99.99	99.99
Arauco Forest Products B.V.(The Netherlands)	—	99.99	99.99	99.99
Arauco Generación S.A.	98.00	1.99	99.99	99.99
Arauco Honduras S. de R.L. de C.V. (Honduras)	0.17	99.82	99.99	99.99
Arauco Internacional S.A.	98.03	1.96	99.99	99.99
Arauco Perú S.A. (Peru)	—	99.99	99.99	99.99
Arauco Wood Products, Inc. (U.S.A.)	0.39	99.60	99.99	99.99
Araucomex S.A. de C.V. (Mexico)	—	99.99	99.99	99.99
Aserraderos Arauco S.A.	99.00	0.99	99.99	99.99
Bosques Arauco S.A.	1.00	98.93	99.93	99.93
Caif S.A. (Argentina)	—	99.99	99.99	—
Controladora de Plagas Forestales S.A.	—	51.40	51.40	51.09
Ecoboard S.A. (Argentina)	—	99.99	99.99	—
Ecoresin S.A. (Argentina)	—	99.99	99.99	—
Faplac S.A. (Argentina)	—	99.99	99.99	—
Flooring S.A. (Argentina)	—	60.00	60.00	—
Forestal Arauco Costa Rica S.A. (Costa Rica)	14.20	85.79	99.99	99.99
Forestal Arauco Guatemala S.A. (Guatemala)	0.21	99.78	99.99	99.99
Forestal Arauco S.A.	99.92	—	99.92	99.92
Forestal Celco S.A.	1.00	98.93	99.93	99.93
Forestal Cholguán S.A.	—	97.31	97.31	97.31
Forestal Concepción S.A. (Panamá)	—	99.99	99.99	—
Forestal Cono Sur S.A. (Uruguay)	—	99.99	99.99	99.99
Forestal Los Lagos S.A.	—	79.94	79.94	79.94
Forestal Misiones S.A. (Argentina)	—	99.99	99.99	99.99
Forestal Valdivia S.A.	1.00	98.93	99.93	99.93
Industrias Forestales S.A. (Argentina)	10.00	89.99	99.99	99.99
Inversiones Celco S.L. (Spain)	32.02	67.97	99.99	99.99
Investigaciones Forestales Bioforest S.A.	1.00	98.93	99.93	99.93
Molduras Trupán S.A.	1.00	98.99	99.99	99.99
Paneles Arauco S.A.	99.00	0.99	99.99	99.99
Placas Do Parana S.A. (Brazil)	—	99.99	99.99	99.99
Servicios Logísticos Arauco S.A.	45.00	54.99	99.99	99.96
Southwoods Arauco-Lumber and Millwork LLC (U.S.A.)	—	99.61	99.61	99.61
Trupán Argentina S.A. (Argentina)	—	99.99	99.99	99.99

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

(b)	Currency records

On January 1, 2002, the Company and its subsidiaries Aserraderos Arauco S.A. and Paneles Arauco S.A. began maintaining their accounting records and preparing their financial statements in U.S. dollars.

On January 1, 2003, the subsidiaries Forestal Arauco S.A., Forestal Celco S.A., Bosques Arauco S.A., Forestal Valdivia S.A., Forestal Cholguán S.A. and Arauco Internacional S.A. also began maintaining their accounting records and preparing their financial statements in U.S. dollars.

The Company’s other Chilean subsidiaries maintain their accounting records and prepare their financial statements in Chilean pesos.

(c)	Price-level restatement and foreign currency exchange rate

(i)	Price-level restatement

The charge or credit for price-level restatement of the subsidiaries that record and prepare their financial statements in Chilean pesos in the consolidated financial statements is comprised of the following two factors:

(A)	the effect of changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements; and

(B)	the change in the value of assets and liabilities which are denominated in inflation index-linked units of account called Unidades de Fomento (“UF”).

(ii)	Changes in purchasing power

The effect of the changes in the purchasing power of the Chilean peso during each year presented in the consolidated financial statements, relating to the effect of the changes on the assets, liabilities and net income of the subsidiaries that record and prepare their financial statements in Chilean pesos, is calculated by restating non-monetary assets, liabilities, shareholders’ equity and income statement accounts to reflect changes in the Chilean consumer price index from the date they were acquired or incurred to the end of the year. The net purchasing power gain or loss calculated as described above, and included in net income, reflects the effect of Chilean inflation on the value of non-monetary assets and liabilities (other than UF- and foreign currency-denominated assets and liabilities) held by these subsidiaries.

The restatements were calculated using the official consumer price index of the Chilean National Institute of Statistics and are based on the “prior month rule,” according to which inflation adjustments are based on the CPI at the close of the month preceding the close of the relevant period or transaction. This index is considered by the business community, the accounting profession and the Chilean government to be the index which most closely complies with the technical requirement to reflect the variation in the general level of prices in Chile and, consequently, is widely used for financial reporting purposes in Chile.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(ii)	Changes in purchasing power, continued

The values of the CPI were as follows:

	Index	Change from previous June 30
June 30, 2005	118.96	2.7%
June 30, 2006	123.62	3.9%

The values of the CPI used for the price-level restatement for the two most recent fiscal periods were as follows:

	Index	Change from previous May 31,
May 31, 2005	118.47	2.7%
May 31, 2006	122.90	3.7%

The above-mentioned price-level restatements do not purport to represent appraisal or replacement values and are intended only to restate all non-monetary financial statement components in terms of local currency of a single purchasing power and to include in the net result for each year the gain or loss in purchasing power arising from the holding of monetary assets and liabilities exposed to the effects of inflation.

(iii)	Inflation Index-linked units of account (UF)

Assets and liabilities that are denominated in inflation index-linked units of account are stated at the year-end values of the respective units of account. The principal inflation index-linked unit used in Chile is the UF, which changes daily to reflect the changes in Chile’s CPI.

Interest-bearing assets and liabilities that are denominated in UFs have their interest rates expressed in terms of an interest rate spread in excess of the indexation of the UF.

Values for the UF were as follows (historical pesos per UF):

Ch$
June 30, 2005	17,489.25
June 30, 2006	18,151.40

(iv)	Foreign currency exchange rate

The charge or credit for foreign currency exchange rate is comprised of the change in the value of assets and liabilities denominated in foreign currencies.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

(v)	Assets and liabilities denominated in foreign currencies

Assets and liabilities denominated in foreign currencies other than U.S. dollars are detailed in note 17 and have been translated into U.S. dollars at the relevant observed exchange rate reported by the Central Bank of Chile. The observed exchange rates for foreign currencies reported by the Central Bank on the specified dates were as follows:

	At June 30,
	2005 U.S.$ 1	2006 U.S.$ 1
Chilean peso (Ch$)	579.00	539.44
Euro	0.83	0.78
Argentine peso (Ar$)	2.89	3.08
Brazilean real (R$)	2.33	2.16
Unidad de Fomento (UF)	0.03	0.03

The differences arising in the valuation of assets and liabilities denominated in foreign currencies as a result of variations in the exchange rates are accounted for in the income statement as an item of foreign currency exchange rate in the year in which they arise. Realized and unrealized losses and realized gains on interest rate swaps are accounted for under the account headings “Interest and other financial expenses” and “Interest earned” in the year in which they arise. See note 1(o).

Credit (charge) to income for price-level restatement in each of the reporting periods was comprised of the restatements of non-monetary assets, UF and foreign currency-denominated monetary assets and liabilities, shareholders’ equity and income statement accounts as follows:

Credit (charge) to income for price-level restatement:

	Period ended June 30,
	2005 ThU.S.$ Credit (Charge)	2006 ThU.S.$ Credit (Charge)
Assets, liabilities and equity restated by CPI
Shareholders’ equity of subsidiaries in Chilean pesos	(486)	(276)
Property, plant and equipment, net	407	162
Inventories	76	—
Other assets and liabilities, net	49	103

Net effect on income	46	(11)

Price-level restatement of income statement accounts	171	(29)

Credit (charge) to income by CPI	217	(40)

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

(c)	Price-level restatement and foreign currency exchange rate, continued

Credit (charge) to income for foreign currency exchange rate:

	Period ended June 30,
	2005 ThU.S.$ Credit (Charge)	2006 ThU.S.$ Credit (Charge)
Assets restated by foreign currency
Trade accounts receivable	1,566	1,460
Other assets	(11,497)	5,996
Liabilities restated by foreign currency
Bank borrowings	(3,614)	(1,914)
Trade accounts payable	10	3,081
Dividends payable	3,202	1,647
Other liabilities	230	(2,905)

Net effect on income from foreign currency	(10,103)	7,365

(d)	Time deposits, marketable securities and investments purchased under agreements to resell

Time deposits are shown at cost plus accrued interest. Marketable securities are shown at the lower of cost plus accrued interest or market value.

Financial instruments purchased under agreements to resell are held at acquisition cost plus accrued interest.

Investment in money market funds are stated at market value based on period-end quoted values.

(e)	Inventories

Inventories of raw materials, spare parts and supplies have been stated at the average price or restated cost as determined by price-level restatement principles for those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos. Imports in transit are held at accumulated cost at the balance sheet date plus price-level restatement for subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos.

For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, finished goods are stated at an average unit production cost for the year, including production overhead and depreciation of fixed assets, plus price-level restatement.

Inventory of forests in exploitation is stated at the commercially appraised value at which these forests were transferred from fixed assets.

Finished goods are valued at the lower of average cost of production or market value. For those subsidiaries that maintain their accounting records and prepare their financial statements in Chilean pesos, inventory is valued at the lower of price-level restated cost (or transferred value in the case of forest inventory) and market value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

(f)	Property, plant and equipment

(i)	Property, plant and equipment, excluding forests

The property, plant and equipment of the Company and those of its subsidiaries that maintain their accounting records and prepare their financial statements in U.S. dollars are valued at cost. The property, plant and equipment of the other Chilean subsidiaries, excluding forests, are valued at cost plus price-level restatement. The carrying value of property, plant and equipment was adjusted in 1979 in accordance with the regulations of the Chilean Securities Commission. See note 6.

Property, plant and equipment, excluding forests and land, is depreciated on a straight-line basis over the estimated remaining useful lives of the underlying assets.

Financing costs of projects requiring major investments in long-term construction and those costs incurred from financing specific projects are capitalized and amortized over the estimated useful lives of the related assets. Profits and losses on the sale of property, plant and equipment, excluding forests, are accounted for as the difference between the book value and the consideration received.

The Company has conducted an impairment analysis of its significant assets and concluded that no impairment charge is necessary.

(ii)	Forests

Radiata pine that is less than 16 years old is valued at the cost of development, maintenance and protection plus price-level restatement (until December 31, 2002). Finance costs related to the development of the forests are not capitalized but are expensed in the income statement.

Radiata pine that is 16 or more years old is valued in accordance with a commercial valuation performed by Arauco based on sample measurements of forest growth carried out by independent third parties. The difference between the commercial valuation at year-end and the prior year’s valuations plus price-level restatement (until December 31, 2002) is accounted for as an adjustment to “Forests” and to shareholders’ equity under the account heading “Forestry and other reserves.”

Forests which are due to be exploited within one year are reallocated to inventory under current assets.

On the sale of a related finished good, the shareholders’ equity account “Forestry and other reserves” is reduced by the amount of the commercial valuation allocable to such finished good. Such commercial valuation is excluded from cost of sales.

Commercial valuations are not performed on native forests.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

(g)	Investments in related companies

Investments in companies over which Arauco exercises significant, but not controlling, influence are shown under other non-current assets and are accounted for using the equity method. Arauco is presumed to exercise significant influence where its participation in a company is between 20% and 50%.

Arauco’s proportionate share in the net income and losses of related companies is recognized in non-operating income in the statement of income on an accrual basis, after eliminating any unrealized profits from transactions between related companies.

Investment in related companies acquired through December 31, 2003 are accounted for using the equity method, in accordance with Circular Letter No. 368 of the Chilean Securities Commission.

Investment in related companies acquired after December 31, 2003 are accounted for using the proportional net worth method, in accordance with Circular Letter No. 1697 of the Chilean Securities Commission.

Investments in foreign companies are accounted for in accordance with Technical Bulletin No. 64 of the Accountants Association of Chile.

(h)	Income taxes

Effective January 1, 2000, the effects of deferred income taxes arising from temporary differences between the basis of assets and liabilities for tax and financial statement purposes are recorded in accordance with Technical Bulletins Nos. 60, 68 and 69 of the Chilean Institute of Accountants and Circular 1466 of the Chilean Securities Commission. The effects of deferred income taxes up to January 1, 2000 that were not previously recorded were recognized in accordance with the transitional period provided by Technical Bulletin No. 60, against a contra asset or liability account (“complementary accounts”) and were recorded. Complementary accounts are amortized to income over the estimated average reversal periods corresponding to underlying temporary differences to which the deferred tax asset or liability related. Deferred income taxes by January 1, 2000 are recognized in income as the temporary differences are reversed.

Deferred income tax assets are reduced by a valuation allowance if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred income tax assets will not be realized. The valuation allowance should be sufficient to reduce the deferred income tax assets to an amount that is more likely than not to be realized.

(i)	Bonds

Bonds are shown at face value plus accrued interest as of each period-end. The discount on, and expenses incurred in, the issue of the bonds are shown under other non-current assets and are amortized over the term of the instruments.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

(j)	Staff severance indemnities

Arauco has recorded a liability for long-term severance indemnities in accordance with the collective agreements entered into with its employees. Generally, upon leaving Arauco, employees who have completed five years of service are entitled to one month’s salary for each year of service, up to the retirement age of 60 and 65 years for women and men, respectively. The provision for severance compensation is calculated on the basis of the present value of the total accrued cost of this benefit, discounted at a real annual interest rate of 5%.

(k)	Research and development expenses

The cost of research, project development and special studies are charged to income in the period in which they are incurred, except for the cost of fixed assets once development has been approved. The cost of research and development charged to income was U.S.$1,326 thousand and U.S.$1,321 thousand for the period ended June 30, 2005 and 2006, respectively.

(l)	Negative goodwill on investments

Any excess of the fair value of net assets (book value until December 31, 2003) of a company acquired over the purchase consideration paid is accounted for as a reduction of the consolidated assets in the balance sheet and is amortized to the income statement over a five-year period or the life time of acquired assets.

(m)	Goodwill on investments

Any consideration paid to acquire a company in excess of fair value of net assets (book value until December 31, 2003) is accounted for as an increase of the consolidated assets in the balance sheet and is amortized over a five-year period or the life time of acquired assets.

(n)	Cash and cash equivalents

Arauco considers cash and cash equivalents as representing cash and cash instruments with an original maturity of less than three months. Cash flows from operating activities include all business-related cash flows as well as interest paid, financial income and in general, all cash flows not defined as resulting from financing or investing activities. The operating concept used in this statement is broader than that in the consolidated statements of income.

(o)	Interest rate swaps

Interest rate swap agreements are considered hedges of existing items and accounted for in accordance with Technical Bulletin No. 57 of the Accountants Association of Chile.

(p)	Government grants awarded for forestry activities

Grants that are received from the Chilean government for forestry activities are accounted for as a credit to shareholders’ equity or as a reduction in the cost of the forests. These amounts are realized as income on sale of the related finished goods.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

(q)	Provision for vacation pay

Vacation pay earned by employees but not paid is accounted for on an accrual basis.

(r)	Allowance for doubtful accounts

Allowance for doubtful accounts is recorded based on analyses of collectibility on an individual account basis.

(s)	Leasing assets

Financing leases are recorded at the present value of the minimum lease payments, discounted by the purchase option interest rate indicated in the contract. The obligations are recorded as current and long-term liabilities net of deferred interest.

(t)	Intangibles

Intangible assets are recorded at cost, adjusted for price-level restatement, and are amortized over 20 years.

(u)	Revenue recognition policy

Revenues are recorded in accordance with Technical Bulletin No. 70 of the Accountants Association of Chile.

(v)	Interest rate swap contracts

Interest expense on swap contract-related debt is adjusted for the net amount receivable or payable under the swap contract. The initial premium payable upon entry into the swap contract is amortized over the period of the underlying contract.

(w)	Software

Internal development software costs are expensed when incurred. Purchased software is capitalized and amortized over the estimated useful life up to a maximum of four years. Capitalized software assets are classified in “Property, plant and equipment” as “other assets.”

(x)	Translation of foreign subsidiaries

Beginning January 1, 2002, the financial statements of the Company’s foreign subsidiaries are translated into U.S. dollars in accordance with B.T. No. 64. In accordance with B.T. No. 64, the financial statements of foreign subsidiaries whose activities do not constitute an extension of the Chilean parent company’s operations and operate in countries that are exposed to significant risks, restrictions or inflation/exchange fluctuations, are remeasured into U.S. dollars before translation into the accounting records of the parent company. The Company has remeasured the operations of its Argentinean subsidiaries and the Panamanian agency that are not considered an extension of Arauco’s operations into U.S. dollars as follows:

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

(x)	Translation of foreign subsidiaries, continued

•	Monetary assets and liabilities are translated at year-end rates of exchange between the U.S. dollar and the local currency.

•	All non-monetary assets and liabilities and shareholders’ equity are translated at historical rates of exchange between the U.S. dollar and the local currency.

•	Income and expense accounts are translated at average rates of exchange between the U.S. dollar and the local currency.

•	The effects of any exchange rate fluctuations as compared to the U.S. dollar are included in the results of operations for the relevant year.

Until December 31, 2001, under B.T. No. 64, each investment in foreign subsidiaries was price-level restated, in order to separate the effect of price-level restating the foreign investment, which was reflected in income, from the effect of the foreign currency translation gain or loss, which was reflected in equity in the account “Cumulative Translation Adjustment,” as the foreign investment itself was measured in U.S. dollars. For the periods ended June 30, 2006 and 2005, as allowed by B.T. No. 64, the Company designated U.S. dollar denominated debt as an economic hedge of its net foreign investment in Argentina.

As of June 30, 2006, the Company’s investments in Argentina represented 9.5% of its consolidated assets, compared to 9.2% as of June 30, 2005.

It is not possible to predict what developments will occur in the Argentine economy, what effects the Argentine economic crisis and the devaluation of the Argentine peso may have on the economic and financial condition of the Company’s Argentine subsidiaries or whether the Argentine economic crisis may affect developments in other emerging markets including Chile. The Company’s financial statements include the financial effects of recent current Argentine developments in accordance with both Chilean Securities Commission instructions and Technical Bulletin guidelines.

2.	CHANGES IN ACCOUNTING POLICIES

There are no changes in accounting principles or presentation for the periods covered in these consolidated financial statements.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

3.	MARKETABLE SECURITIES

Marketable securities as of each period-end, were as follows:

	As of June 30,
	2005 ThU.S.$	2006 ThU.S.$
Mutual fund units	470,765	142,958

Total marketable securities	470,765	142,958

4.	TRADE ACCOUNTS RECEIVABLE

Trade accounts receivable as of each period-end were as follows:

	As of June 30,
	2005 ThU.S.$	2006 ThU.S.$
Trade accounts receivable	348,921	349,247
Allowance for doubtful accounts	(8,828)	(8,446)

Total trade accounts receivable	340,093	340,801

As of June 30, 2005 and 2006, no single customer accounted for more than 10% of the outstanding balance of accounts receivable. Arauco takes steps to reduce the risk of non-payment for goods sold, including the use of letters of credit, receipt of advance payments and the use of insurance policies. If such measures were to fail, Arauco would be exposed to a maximum credit loss equivalent to the accounting balance. Arauco has not experienced any significant losses as a result of non-payment of accounts receivable.

5.	INVENTORIES

Inventories have been valued in accordance with the policy described in note 1(e). The principal components were as follows:

	As of June 30,
	2005 ThU.S.$	2006 ThU.S.$
Finished goods (pulp)	71,800	63,769
Finished goods (timber and panels)	151,770	150,795
Work in progress	8,557	9,603
Sawlogs, pulpwood and chips	27,305	58,171
Raw material	65,321	61,179
Forests under exploitation	198,776	212,032
Pending imports	3,238	1,152
Other	19,188	20,912

Total inventories	545,955	577,613

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment, including forests, have been valued as described in note 1(f).

Technical revaluation and adjustment of book value

The balances of buildings and other infrastructure, machinery and equipment and other include amounts arising from the technical revaluation of certain assets performed during 1979, in accordance with regulations of the Chilean Securities Commission.

The accumulated net book value of these revaluations as of each period-end is detailed below by class of asset:

	As of June 30,
	2005 ThU.S.$	2006 ThU.S.$
Buildings and other infrastructure	2,551	2,439
Machinery and equipment	259	224

Total increase in value due to technical revaluation of property, plant and equipment	2,810	2,663

Depreciation of property, plant and equipment was calculated as described in note 1(f) and was as follows:

	As of June 30,
	2005 ThU.S.$	2006 ThU.S.$
Depreciation of:
Property, plant and equipment (excluding land and forests)	78,172	86,056
Technical revaluation	73	73

Total	78,245	86,129

Accumulated depreciation was as follows:

	As of June 30,
	2005 ThU.S.$	2006 ThU.S.$
Accumulated depreciation of:
Property, plant and equipment (excluding land and forests)	1,888,073	2,100,390
Technical revaluation	65,030	65,177

Total	1,953,103	2,165,567

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

6.	PROPERTY, PLANT AND EQUIPMENT, continued

Forests

The cost and the commercial valuation increment of the forests, determined as described in note 1(f), was as follows:

	As of June 30,
	2005 ThU.S.$	2006 ThU.S.$
Cost of forests	835,596	969,764
Commercial valuation increment	1,325,769	1,331,239

Total	2,161,365	2,301,003

7.	INVESTMENTS IN RELATED COMPANIES

In 2006, through the subsidiary Bosques Arauco S.A., Arauco acquired 2.86% of Controladora de Plagas Forestales S.A. for U.S.$12 thousand. As a result of this investment, U.S.$3 thousand was allocated to negative goodwill.

During 2005, Arauco made the following investments in related companies:

On January 6, 2005, through the subsidiary Forestal Valdivia S.A., Arauco acquired 80% of the company Forestal Los Lagos S.A. for U.S.$ 21.4 million. As a result of this investment, U.S.$ 2.5 million was allocated to adjustment of acquired assets and U.S.$ 0.9 million to goodwill.

On March 9, 2005, through our Brazilian subsidiary Arauco Do Brasil Ltda., Arauco acquired the Brazilian company L.D. Forest Products S.A. for U.S.$ 168 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

7.	INVESTMENTS IN RELATED COMPANIES, continued

Taxes on unremitted earnings

Deferred taxes have not been recorded, nor has the investment been adjusted, for taxes that may arise on the distribution or remittance of earnings from investments in related companies as these earnings will either be indefinitely reinvested or will not result in the imposition of additional taxes.

The investments in related companies at each period-end were as follows:

	As of June 30,
	Percentage Participation		Investment Value		Net income of investee
	2005%	2006%	2005 ThU.S.$	2006 ThU.S.$	2005 ThU.S.$	2006 ThU.S.$
Puerto de Lirquén S.A.	20.14	20.14	20,723	23,599	1,198	1,025
Inversiones Puerto Coronel S.A.	50.00	50.00	10,548	11,766	802	682
Servicios Corporativos Sercor S.A.	20.00	20.00	760	1,169	148	235
Eka Chile S.A.	50.00	50.00	23,267	27,080	(240)	(106)
Dynea Brasil S.A.	50.00	50.00	16,672	17,711	1,621	1,508

Total			71,970	81,325	3,529	3,344

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

8.	GOODWILL AND NEGATIVE GOODWILL

a)	Negative goodwill as of each period-end was as follows:

	As of June 30,
	2005		2006
	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of negative goodwill ThU.S.$
Forestal Cholguán S.A.	926	5	1	—
Maderas Prensadas Cholguán S.A.	15	1	—	—
Arauco Forest Brasil S.A. (ex -L.D. Forest Products S.A.)	1,869	49,898	1,862	61,373
Ecoresin S.A. (*)	—	—	688	6,727
Ecoboard S.A. (*)	—	—	394	3,849
Controladora de Plagas Forestales S.A.	—	—	3	—

Total negative goodwill	2,810	49,904	2,948	71,949

(*)	Pursuant to the Chilean Securities Commission’s Circular Letter No. 1697, the Company is conducting additional analyses of some assets that eventually will be added to the currently reported values.

b)	Goodwill as of each period-end was as follows:

	As of June 30,
	2005		2006
	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$	Amortization for the period ThU.S.$	Balance of goodwill ThU.S.$
Paneles Arauco S.A.	393	197	—	—
Eka Chile S.A.	1,211	6,052	1,211	3,632
Southwoods-Arauco Lumber L.L.C.	150	750	150	450
Forestal Los Lagos S.A.	—	2,430	29	780

Total goodwill	1,754	9,429	1,390	4,862

9.	OTHER NON-CURRENT ASSETS

Other non-current assets as of each period-end were as follows:

	As of June 30,
	2005 ThU.S.$	2006 ThU.S.$
Recoverable taxes	21,526	18,328
Bond issue expenses	13,256	10,597
Discounts on bond issues	3,292	3,051
Forestry roads	—	4,397
Other	3,902	4,450

Total other non-current assets	41,976	40,823

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

10.	CURRENT BANK BORROWINGS

Current bank borrowings as of period-end were as follows:

	As of June 30,
	2005 ThU.S.$	2006 ThU.S.$
Total outstanding	6,641	65,216
Principal outstanding	6,494	65,000
Weighted average annual interest rate	0.0	5.18

Current bank borrowings were denominated as follows:

	As of June 30,
	2005 ThU.S.$	2006 ThU.S.$
Obligations in foreign currency	6,010	65,216
Obligations in local currency	631	—

Total current bank borrowings	6,641	65,216

11.	CURRENT LIABILITIES

(a)	The following liabilities, excluding bank borrowings, fall due within one year:

	As of June 30,
	2005 ThU.S.$	2006 ThU.S.$
Current portion of bonds	213,015	34,468
Current portion of other long-term liabilities	496	488
Trade accounts payable	117,043	144,597
Accounts and notes payable to related parties	1,165	3,157
Current provisions	47,479	55,867
Sundry accounts payable and other liabilities	44,296	60,261

Total	423,494	298,838

(b)	The percentages of these obligations in foreign and local currency, were as follows at period-end:

	As of June 30,
	2005%	2006%
Foreign currency	85.57	55.14
Local currency	14.43	44.86

Total	100.00	100.00

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS

Arauco had six series of Yankee Bonds outstanding as of June 30, 2006.

The balances of the bonds were as follows:

	As of June 30,
	2005 ThU.S.$	2006 ThU.S.$
Current
Yankee Bonds 1st Issue	292	292
Yankee Bonds 2nd Issue	183,381	4,834
Yankee Bonds 3rd Issue	8,749	8,749
Yankee Bonds 4th Issue	8,914	8,914
Yankee Bonds 5th Issue	7,304	7,304
Yankee Bonds 6th Issue	4,375	4,375

Total current (including accrued interest)	213,015	34,468

Long-term
Yankee Bonds 1st Issue	100,000	100,000
Yankee Bonds 2nd Issue	225,000	225,000
Yankee Bonds 3rd Issue	270,500	270,500
Yankee Bonds 4th Issue	387,000	387,000
Yankee Bonds 5th Issue	300,000	300,000
Yankee Bonds 6th Issue	400,000	400,000

Total long-term	1,682,500	1,682,500

Less total accrued interest	38,015	34,468

Total principal outstanding	1,857,500	1,682,500

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

12.	BONDS, continued

These bonds have the following characteristics:

	Yankee Bonds 1st Issue	Yankee Bonds 2nd Issue	Yankee Bonds 3rd Issue	Yankee Bonds 4th Issue	Yankee Bonds 5th Issue	Yankee Bonds 6th Issue
Issue date	Dec. 15, 1995	Oct. 3, 1997	Aug. 15, 2000	Sept. 10, 2001	Jul. 9, 2003	April 20, 2005

Authorized Amount (nominal)	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000
20 years ThU.S.$ 125,000

Authorized Amount (outstanding)	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000	10 years ThU.S.$ 270,500	10 years ThU.S.$ 387,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000
20 years ThU.S.$ 125,000

Issue amount	12 years ThU.S.$ 100,000	12 years ThU.S.$ 100,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000	10 years ThU.S.$ 300,000	10 years ThU.S.$ 400,000
20 years ThU.S.$ 125,000

Amounts Authorized but not issued	—	—	—	—	—	—

Principal Repayment	December 2007	12 years September 2009 20 years September 2017	August 2010	September 2011	July 2013	April 2015

Interest rate (excluding effects of any interest rate swap)	7.00%	12 years 7.20% 20 years 7.50%	8.625%	7.75%	5.125%	5.625%

Interest Payment	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually	Semi-annually

As of June 2006, the principal and interest amounts due with respect to these bonds were as follows:

Year	ThU.S.$
2006 (*)	34,468
2007	100,000
2008	—
2009	100,000
2010 and thereafter	1,482,500

Total	1,716,968

(*)	This amount includes U.S.$34,468 thousand of accrued interest.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

13.	ACCRUED LIABILITIES

(a)	Accrued liabilities were as follows:

	As of June 30,
	2005 ThU.S.$	2006 ThU.S.$
Accrual for staff vacations	7,069	8,822
Plant maintenance accrual	11,438	10,188
Standby letters of credit	304	417
Accrual for contingencies	2,039	—
Staff severance indemnities	1,926	2,345
Selling and other transportation costs provisions	2,755	5,098
Electrical expense provision	4,386	2,879
Staff salary and benefits	2,842	5,956
Forestry activity expenses	989	1,446
Pending monthly provisional payments	5,454	6,544
Chlorate Plant provision	1,251	1,343
Technical assistance provision	1,080	1,874
Services and fees provision	1,198	1,482
Other current liabilities	4,748	7,473

Total accrued liabilities	47,479	55,867

(b)	Liability for staff severance indemnities

The liability for staff severance indemnity payments is shown at its present value as described in note 1(j). The movement in this account was as follows:

	As of June 30,
	2005 ThU.S.$	2006 ThU.S.$
Balance at beginning of period	17,429	21,456
Provision during the period	506	224
Provision with charge to assets	120	18
Payments during the period	(337)	(437)

Balance as of period-end	17,718	21,261

	As of June 30,
	2005 ThU.S.$	2006 ThU.S.$
Shown in the balance sheet as:
Current	1,926	2,345
Long-term	15,792	18,916

Total	17,718	21,261

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS

(a)	Long-term bank borrowings including accrued interest outstanding at each period-end were as follows:

Bank or financial institution	Denomination	As of June 30, 2005		As of June 30, 2006
		Long-term Portion ThU.S.$	Short-term Portion ThU.S.$	Long-term Portion ThU.S.$	Short-term Portion ThU.S.$

J.P. Morgan-Chase (Argentine Collateral Trust) (1)	U.S.$	250,000	68	150,000	100,081
Tesoro Argentino (2)	U.S.$	1,364	742	835	822
Citigroup (Revolving Facility) (3)	U.S.$	240,000	3,062	240,000	2,109
Santander Overseas Bank Inc. (4)	U.S.$	12,000	—	10,800	1,508
Banco Alfa	U.S.$	4,000	1,002	—	4,002
Banco Alfa	R$	289	418	228	96
Banco Itau	R$	10,194	2,665	7,855	528
Banco Itau	U.S.$	3,311	2,114	—	—
Banco Safra	R$	7,292	6,208	210	112
Banco Modal	R$	5,531	880	6,314	730
Banco Sampo	U.S.$	11,457	3,296	8,184	3,298
Banco ABN	U.S.$	2,423	1,000	1,454	998
Banco HSBC	U.S.$	—	4,040	—	—
International Finance	U.S.$	—	—	5,000	69
Citibank	U.S.$	—	—	—	7,018
Banco Rio	U.S.$	—	—	—	2,001

Total long-term bank borrowings		547,861	25,495	430,880	123,372

The weighted average interest rates for long-term foreign currency-denominated debt for the periods ended June 30, 2005 and 2006 were 6.3% and 5.90%, respectively. Arauco enters into interest rate swap agreements to swap certain amounts of its non-U.S. dollar denominated payment obligations for U.S. dollar-denominated payment obligations.

Six-month LIBOR on June 30, 2005 and 2006 was 3.69% and 5.64%, respectively.

(1)	The Argentine subsidiary Alto Paraná S.A. obtained a U.S.$ 250 million loan in order to redeem preferred equity shares. The loan is denominated in U.S. dollars, and has a variable interest rate of LIBOR plus a market spread. Interest payments are due semi-annually and principal is payable in five semi-annual payments, which begin December 12, 2006.

(2)	Alto Paraná owed an initial aggregate principal amount of U.S.$ 13 million and additional accrued interest payable to the Argentine government in respect of certain loans originally made by Banco Nacional de Desarrollo to Alto Paraná. These loans were originally covered by guarantees issued by the governments of other countries that sought reimbursement from the Argentine government for payment made under these guarantees. The Argentine government renegotiated its debt with the “Paris Club” countries and, pursuant to Resolution 40/95 issued by the Ministry of Economy and Public Works and Services, has extended these terms to the Argentine companies that originally incurred this debt, including Alto Paraná. According to their terms, those Governmental Obligations have been restructured to mature in installments between 1995 and 2008 and accrue interest at a contractual rate of LIBOR plus a spread of up to 0.625%.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

14.	LONG-TERM BANK BORROWINGS, continued

(3)	On August 3, 2004, the Company obtained a syndicated loan for U.S.$ 240 million with a group of banks lead by Citigroup, BBVA, Calyon and Dresdner Kleinwort Wasserstein. The credit is structured as a revolving facility, allowing the Company to borrow, prepay and borrow the committed amount again during the life of the credit facility. Funds will be used for debt refinancing and other corporate purposes.

The term of the credit is five years and the interest rate is LIBOR plus 0.275% if the outstanding amount is less than 50% of the facility, and LIBOR plus 0.30% if the outstanding amount is more than 50% of the facility.

(4)	The subsidiary Forestal Los Lagos S.A. obtained a U.S.$ 12 million loan in order to repay outstanding debt. The loan was denominated in U.S. dollars and had a variable interest rate of LIBOR plus 0.50%. Interest payments are due semi-annually while the loan principal is repayable in seven semi- annually payments, which begin on January 2, 2007.

(b)	Debt distribution

As of June 30, 2005 and 2006, long-term bank borrowings, including both the current portion and interest accrued, were denominated almost exclusively in U.S. dollars.

(c)	Maturity of long-term bank borrowings

As of June 30, 2006, the maturities of long-term bank borrowings payable were as follows:

Year	ThU.S.$
2007	68,071
2008	187,335
2009	165,674
2010 and thereafter	9,800

Total	430,880

The principal financial covenant contained in the instruments or agreements with respect to such long-term bank borrowings was as follows:

•	The interest coverage ratio must not be less than 2.0.

•	The ratio of debt to consolidated tangible net worth must not be higher than 1.2.

•	Consolidated net worth must not be less than U.S.$ 2,500 million.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES

(a)	Taxable income

In accordance with Chilean law, the Company and each of its subsidiaries determine and pay tax on a separate basis and not on a consolidated basis.

On a consolidated basis, Arauco recorded charges for income taxes amounting to U.S.$ 50,672 thousand and U.S.$56,828 thousand for the periods ended June 30, 2005 and 2006, respectively. Furthermore, Arauco established provisions for U.S.$45 thousand as of June 30, 2005 and U.S.$93 thousand as of June 30, 2006, in accordance with Article 21 of the Income Tax Law. These amounts are shown in “Income tax payable,” net of monthly prepayments and training expenses.

The detail of income tax expense is as follows:

	As of June 30,
	2005 ThU.S.$	2006 ThU.S.$
Income tax	(50,672)	(56,828)
Adjustment to prior year’s tax expense	1,863	1,229
Provisions estimated in accordance with Article No. 21 of the Income Tax Law in Chile	(45)	(93)
Deferred income tax	(10,819)	(12,046)
Amortization of complementary accounts	(329)	(86)

Total Income Tax	(60,002)	(67,824)

(b)	Retained taxable earnings

Shareholders of Chilean corporations are entitled to a tax credit against tax due on dividend distributions to the extent of their allocable share of tax paid by the corporation on such earnings prior to distribution. The retained taxable earnings generated by the Company, along with the related tax credit, if any, that would be available to shareholders on distribution of such amounts, are presented below. Under Chilean tax law, dividend distributions must be made from earnings in years with available credits on a first-in, first-out basis. Remaining tax credits on undistributed earnings as of June 30, 2006 were as follows:

	Retained Earnings		Shareholders’
	With Credit ThU.S.$	Without Credit ThU.S.$	Tax Credit ThU.S.$
Balance as of December 31, 2004	109,440	1,427	22,415
Balance as of December 31, 2005	199,750	3,971	39,153

Total	309,190	5,398	61,568

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

15.	INCOME TAXES, continued

(c)	Deferred taxation

As explained in note 1(h), as of June 30, 2005 and 2006 Arauco recorded accumulated deferred taxes arising from temporary differences as follows:

	As of June 30, 2005
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,131	142	—	—
Deferred revenues	861	37	—	—
Accrual for staff vacations	985	—	—	—
Production costs	—	—	7,334	—
Value difference and property, plant and equipment depreciation	—	—	397	113,686
Capitalized expenses	—	—	6,291	11,065
Obsolescence reserve	602	75	—	—
Debt issue and project expenses	—	—	—	3,265
Staff severance indemnities	1,973	710	—	—
Tax loss carry forwards	4,510	17,299	—	—
Property, plant and equipment valuation	—	30,670	—	13,010
Accrual for contingencies	405	—	—	—
Plant maintenance accrual	1,627	—	—	—
Argentine peso devaluation	2,088	2,088	—	—
Other	5,748	581	1,145	2,164
Leasing assets	130	475	—	—

Total	21,060	52,077	15,167	143,190

Complementary accounts, net of accumulated amortization (1)	(2,719)	(14,379)	—	(15,152)
Valuation provision	—	(6,028)	—	—

Total	18,341	31,670	15,167	128,038

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated.

15.	INCOME TAXES, continued

(c)	Deferred taxation, continued

	As of June 30, 2006
	Deferred tax assets		Deferred tax liabilities
	Current ThU.S.$	Long term ThU.S.$	Current ThU.S.$	Long term ThU.S.$
Allowance for doubtful accounts	2,091	146	—	—
Deferred revenues	992	114	—	—
Accrual for staff vacations	1,328	—	—	—
Production costs	—	—	8,081	—
Capitalized expenses	—	—	9,184	15,855
Value difference and property, plant and equipment depreciation	—	—	610	126,965
Staff severance indemnities	2,199	1,127	—	—
Debt issue and project expenses	—	—	—	3,054
Obsolescence reserve	632	—	—	—
Accrual for contingencies	253	138	—	—
Tax loss carry-forwards	2,949	24,756	—	—
Property, plant and equipment valuation	—	30,049	—	3,713
Plant maintenance accrual	1,275	—	—	—
Argentine peso devaluation	1,972	—	—	—
Other	5,182	810	883	1,684
Leasing assets	130	1,043	405	1,082
Sales provision	2,889	—	—	—

Total	21,892	58,183	19,163	152,353

Complementary accounts, net of accumulated amortization (1)	(2,719)	(4,475)	—	(5,154)
Valuation provision	—	(5,923)	—	—

Total	19,173	47,785	19,163	147,199

(1)	These accounts reverse over the same period as the timing differences that gave rise to them with an average of approximately 15 years.

16.	FORESTRY GRANTS

Forestry grants are included in shareholders’ equity under the account heading “Forestry and other reserves.” These grants are transferred to income at the time of sale of the related finished goods. The Company’s forestry subsidiaries received forestry grants of U.S.$16 thousand during the period ending June 30, 2005 and U.S.$93 thousand during the period ending June 30, 2006.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY

As of each period-end, Arauco had assets and liabilities denominated in local and foreign currencies. These assets and liabilities are shown at their U.S. dollar equivalent at each period-end.

	Currency	At June 30,
		2005 ThU.S.$	2006 ThU.S.$
Assets
Current Assets:
Cash and banks	U.S.$	4,498	12,997
Cash and banks	Ch$	3,634	3,801
Cash and banks	Ar$	330	4,393
Cash and banks	R$	908	290
Cash and banks	Euro	1,812	1,487
Cash and banks	Mx$	502	2,668
Cash and banks	Other currencies	805	553
Time deposits and marketable securities	U.S.$	358,979	105,090
Time deposits and marketable securities	Ch$	73,930	9,060
Time deposits and marketable securities	R$	10,336	28,964
Time deposits and marketable securities	Euro	100,280	35,962
Time deposits and marketable securities	Ar$	—	6
Trade accounts receivable	U.S.$	265,058	229,708
Trade accounts receivable	Ch$	30,873	35,097
Trade accounts receivable	Ar$	3,909	15,810
Trade accounts receivable	R$	29,613	29,055
Trade accounts receivable	Euro	8,288	22,532
Trade accounts receivable	Mx$	1,703	3,726
Trade accounts receivable	Other currencies	649	4,873
Other accounts receivable	U.S.$	6,330	10,651
Other accounts receivable	Ch$	13,078	23,333
Other accounts receivable	Ar$	3,960	7,271
Other accounts receivable	R$	—	1,824
Other accounts receivable	Euro	243	1,830
Other accounts receivable	Mx$	529	580
Other accounts receivable	Other currencies	242	261
Inventories	U.S.$	528,838	557,830
Inventories	Ch$	17,117	19,783
Other current assets	U.S.$	69,618	87,652
Other current assets	Ch$	58,158	40,496
Other current assets	Ar$	19,253	22,858
Other current assets	R$	4,227	2,468
Other current assets	Mx$	306	1,352
Other current assets	Euro	—	3,055
Other current assets	Other currencies	2,035	2,421

Total current assets		1,620,041	1,329,737

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated.

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

	Currency	At June 30,
		2005 ThU.S.$	2006 ThU.S.$
Property, plant and equipment and other assets:
Property, plant and equipment	U.S.$	5,128,572	5,677,936
Property, plant and equipment	Ch$	44,590	31,912
Other assets	U.S.$	52,381	37,416
Other assets	Ch$	9,160	12,574
Other assets	Ar$	22,819	20,070
Other assets	R$	552	573
Other assets	Mx$	16	—
Other assets	Other currencies	6	38

Total property, plant and equipment and other assets		5,258,096	5,780,519

Total assets		6,878,137	7,110,256

	Currency	At June 30,
		2005 ThU.S.$	2006 ThU.S.$
Liabilities
Current liabilities:
Current bank borrowings	U.S.$	6,641	65,216
Current bank borrowings	Ch$	—	—
Current portion of long-term bank borrowings	R$	10,171	337
Current portion of long-term bank borrowings	R$	—	—
Current portion of long-term bank borrowings	U.S.$	15,324	123,035
Current portion of bonds	U.S.$	213,015	34,468
Notes and trade accounts payable	U.S.$	65,277	41,013
Notes and trade accounts payable	Ch$	31,084	81,763
Notes and trade accounts payable	Euro	7,142	2,390
Notes and trade accounts payable	Mx$	—	460
Notes and trade accounts payable	Other currencies	1,408	746
Notes and trade accounts payable	R$	2,935	354
Notes and trade accounts payable	Ar$	9,197	17,871
Other current liabilities	U.S.$	25,793	29,645
Other current liabilities	Ch$	30,015	52,281
Other current liabilities	Euro	4,571	494
Other current liabilities	Other currencies	379	539
Other current liabilities	R$	18,500	19,280
Other current liabilities	Ar$	13,890	16,878
Other current liabilities	Mx$	288	656

Total current liabilities		455,630	487,426

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated.

17.	ASSETS AND LIABILITIES DENOMINATED IN LOCAL AND FOREIGN CURRENCY, continued

	Currency	At June 30,
		2005 ThU.S.$	2006 ThU.S.$
Long-term liabilities:
Long-term bank borrowings	U.S.$	524,555	416,273
Long-term bank borrowings	R$	23,306	14,607
Long-term bank borrowings	Euro	—	—
Bonds	U.S.$	1,682,500	1,682,500
Other long-term liabilities	U.S.$	4,261	16,284
Other long-term liabilities	Ch$	111,350	97,109
Other long-term liabilities	Other currencies	1	6
Other long-term liabilities	R$	32,732	48,665
Other long-term liabilities	Ar$	3,696	7,710
Other long-term liabilities	Mx$	195	148

Total long-term liabilities		2,382,596	2,283,302

Total liabilities		2,838,226	2,770,728

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES

Company	As of June 30,
	Relationship	2005 ThU.S.$	2006 ThU.S.$	Transaction
(a) Current assets
Cía. de Seguros Generales Cruz del Sur S.A.	Indirect	62	—	Accounts receivable
Abastible S.A.	Indirect	201	—	Accounts receivable
Eka Chile S.A.	Affiliate	2,181	2,200	Accounts receivable
Forestal Mininco S.A.	Indirect	—	5	Accounts receivable
CMPC Maderas S.A.	Indirect	—	20	Accounts receivable
Fundación Educacional Arauco	Affiliate	107	133	Accounts receivable

Total current assets		2,551	2,358

(b) Current liabilities
Compañía de Petróleos de Chile Copec S.A.	Affiliate of Shareholder	502	638	Accounts payable
Puerto de Lirquén S.A.	Affíliate	193	505	Accounts payable
Fantoni S.P.A.	Indirect	—	1,532	Accounts payable
Abastible S.A.	Indirect	—	171	Accounts payable
Servicios Corporativos Sercor S.A.	Indirect	—	16	Accounts payable
Compañía de Turismo de Chile Ltda.	Indirect	3	—	Accounts payable
Sigma S.A.	Indirect	1	—	Accounts payable
Cía. Puerto de Coronel S.A.	Afíliate	462	292	Accounts payable
Forestal del Sur S.A.	Indirect	4	—	Accounts payable
Entel S.A.	Indirect	—	3	Accounts payable

Total current liabilities		1,165	3,157

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated.

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

During the periods ended June 30, 2005 and 2006, Arauco had the following related party transactions that affected net income:

		Purchases (sales) Period ended June 30,
		2005 ThU.S.$	2006 ThU.S.$

(a)	Compañía de Petróleos de Chile Copec S.A.:
	Purchases of fuel	14,600	13,043
	Other sales	(2)	(5)
	Other purchases	1	1
(b)	Puerto de Lirquén S.A.:
	Port services	1,595	1,149
(c)	Abastible S.A.:
	Purchases of fuel	239	933
	Other purchases	—	327
(d)	Compañía de Seguros Generales Cruz del Sur S.A.:
	Direct insurance premiums	1,668	—
(e)	Cía. Puerto de Coronel S.A:
	Stockpiling services	2,305	918
(f)	Portaluppi, Guzmán y Bezanilla Abogados Legal advice	490	408
(g)	Eka Chile S.A.
	Purchase of sodium chlorate	8,162	8,367
	Electricity sale	(8,771)	(10,504)
	Other sales	(20)	(20)
	Other purchases	242	58
(h)	Forestal del Sur S.A.:
	Purchase of wood and timber	1,894	911
	Sales of chips	1,627	1,760
	Administrative services	41	24
	Purchase of assets	244	—
	Reimbursement of expenses (purchase)	2	—
	Reimbursement of expenses (sales)	(2)	(22)
	Other purchases	500	32
	Received rent	(1)	(1)
(i)	CMPC Celulosa S.A.:
	Sales timber	—	(1,346)
	Purchase timber	—	949
	Other sales	(174)	(13)
	Other purchases	165	—
(j)	Sigma Servicios Informáticos S.A.:
	Information services	5	29

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated.

18.	BALANCES AND TRANSACTIONS WITH RELATED PARTIES, continued

		Purchases (sales) Period ended June 30,
		2005 ThU.S.$	2006 ThU.S.$
(k)	CMPC Maderas S.A.:
	Purchase timber	—	1,469
	Other purchases	122	—
(l)	CMPC Tissue S.A. :
	Other purchases	—	4
(m)	Dynea Brasil S.A.:
	Purchase of chemical products	—	6,836
	Purchase of melamine paper	—	2,820
	Other sales	—	(183)
(n)	Cenelca S.A.:
	Purchase of electricity	414	231
	Other sales	(78)	—
(o)	Empresa Dist. Papeles y Cartones S.A. Edipac:
	Other purchases	30	27
(p)	Empresas Copec S.A.:
	Managing services	—	132
(q)	Forestal Mininco S.A.:
	Sales timber	(12)	(1,180)
	Other sales	—	(53)
	Other purchase	41	—
(r)	Sodimac S.A.:
	Other purchase	—	33
	Sales timber	—	(25,325)
(s)	Cartulinas CMPC S.A.:
	Pulp sales	(14)	—
(t)	Codelco Chile:
	Other purchase	—	145
(u)	Colbún S.A.:
	Purchase of electricity	—	19
	Sales of electricity	—	(137)
(v)	Copec Mobil:
	Purchase of oils	—	112
(w)	Entel S.A.:
	Other purchase	—	170

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS

Warranties

Full, unconditional and irrevocable warranty of the Company on behalf of its subsidiary Alto Paraná S.A., in relation to bonds (Títulos de Deuda) issued under the Financial Trust “Argentine Collateral Trust I” dated June 13, 2001 under the laws of the Republic of Argentina, for the amount of U.S.$ 250 million due on December 2008.

Binding bail of the Company on behalf of its subsidiary Arauco Generación S.A. in relation to the construction of a sodium chloride plant of Eka Chile S.A.

Trials or other legal proceedings

A)	The Company is involved in the following proceedings and legal actions regarding the operation of the Valdivia Plant:

1)	Through Exempt Resolution No. 0250 dated April 1, 2004, the Environmental Regional Commission (“COREMA”) opened an investigation in connection with some alleged violations of environmental regulations pursuant to Resolution of Environmental Description No. 279-1998 by the Valdivia Project.

The Company answered the charges before the Commission. Nevertheless, through Resolution No.387 dated May 24, 2004, the Commission resolved, among other things, to (a) fine the Company 900 Monthly Tax Units (“UTM,” a Monthly Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate) (U.S.$53 thousand at June 30, 2006) for failure to comply with the terms and conditions set forth in Sections 2, 11, 12 and 13 of the Resolution of Environmental Description; (b) accept the measures proposed by the Company to mitigate the odor problem, establishing a schedule for the execution of such measures and (c) point out that the industrial waste fluids discharge system of the emergency system must comply with the Evaluating System of Environmental Impact (Law 19,300). The aforementioned Resolution No. 387 was judicially appealed in the Civil Court of Puerto Montt on June 4, 2004, in connection with part of the fine mentioned in clause (a) above, and the Company paid 10% of the total claimed. The case is currently in progress.

2)	Pursuant to the Records of Inspection dated July 8, 2004 and finalized on July 15, 2004, Valdivia’s Department of Health Services began a Sanitary Indictment for the alleged emission of odors at the Valdivia Plant. On July 19, 2004, the Valdivia Plant filed its reply. Through Resolution 1775 dated December 17, 2004, Valvidia’s Department of Health Services resolved to fine Arauco 1,000 UTM (U.S.$58.9 thousand at June 30, 2006) and established some requirements to be fulfilled by the Company.

On December 27, 2004, Arauco judicially appealed the aforementioned Resolution in the First Civil Court of Valdivia. The matter is currently pending resolution.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

3)	Through Resolution No. 610 dated April 15, 2004 (of which the Company received notice on April 19, 2004), Valdivia’s Department of Health Services fined Arauco 1,000 UTM (U.S.$58.9 thousand at June 30, 2006), due to odors at the Valdivia Plant. The Company appealed the fine in the appropriate Civil Court of Valdivia, case No. 1151-04 and obtained a favorable resolution from the Civil Court. However, Valdivia’s Department of Health Services judicially appealed the resolution in the Court of Appeals of Valdivia. The matter is currently in progress.

4)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution No. 182 dated March 15, 2005, COREMA resolved to sanction the Company with 800 UTM (U.S.$47.1 thousand at June 30, 2006), Arauco appealed that sanction on March 31, 2005 and paid 10% of the total claimed. The case is currently in progress.

5)	Through resolution dated April 22, 2005, the Regional Ministerial Secretary of Health (the “Health SEREMI”) fined Arauco 1,000 UTM (U.S.$58.9 thousand at June 30, 2006), due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. 785-2005, which is currently in progress.

6)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the Cruces River, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA fined Arauco 1,400 UTM (U.S.$82.5 thousand at June 30, 2006). Arauco appealed that sanction and paid the required percentage of the total claimed. The case is currently in progress.

7)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 Annual Tax Units (“UTA”, an Annual Tax Unit that is a Chilean inflation-indexed, peso-denominated monetary unit which is set monthly in advance based on the previous month’s inflation rate)(U.S.$141.4 thousand at June 30, 2006) . This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, which rejected the complaint. The resolution was appealed in the Appeal Court, and the matter is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated.

19.	CONTINGENCIES AND COMMITMENTS, continued

8)	Several complaints have been filed with the Warranty Court of Valdivia, due to alleged violations in connection with the operations of the Valdivia Plant. All the complaints are being addressed through a single investigation. The complaints charge alleged violations set forth in Article 291 of the Penal Code, Article 136 of the Fishing Law and Article 38 of the National Monuments Law. The investigation is currently in progress in the appropriate District Attorney’s office.

9)	On April 27, 2005, the State of Chile Defense Committee filed an indemnity demand against the Company in the First Civil Court of Valdivia for environmental harm and indemnities. The Company filed its response, and the matter is currently in progress.

10)	Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent resolved to sanction the Company with a fine of 400 UTA (U.S.$282.9 thousand at June 30, 2006). The Company has appealed the decision, and the matter is currently in progress.

11)	On January 25, 2006, the Health SEREMI commenced a sanitary proceeding with regard to a fatal accident in January 2006 involving an employee of a contractor working in the Valdivia project. The proceeding is currently pending resolution.

B)	Arauco is subject to the following legal actions and proceedings affecting its Arauco Plant:

1)	On August 23, 2004, Arauco’s Department of Health Services began a sanitation investigation based on the nuisance caused by a turpentine spill at the Arauco Plant. Through a Resolution dated November 8, 2004, Arauco’s Department of Health Services resolved to fine the Company 1,000 UTM (U.S.$58.9 thousand at June 30, 2006).

This Resolution was judicially appealed on November 17, 2004 before the Court of Lebu, and is currently pending resolution.

2)	On June 7, 2005, individuals and associations related to small-scale fishers in Laraquete and Arauco filed a criminal complaint in Warranty Court for violation of Article 136 of the Fishing Law relating to potential harm to the fishing resources in the area of the Arauco Plant. The investigation is in progress in the District Attorney’s office.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

19.	CONTINGENCIES AND COMMITMENTS, continued

C)	Arauco is subject to the following legal actions and proceedings affecting its Nueva Aldea Forestry Industrial Complex:

1)	On April 8, 2005, several appeal claims were filed against the Resolution on Environmental Qualification of the Project of New Works and Updates of the Itata Forestry Industrial Complex, which had been approved on March 10, 2005. The aforementioned appeals were filed by individuals who participated in the development of the Study on Environmental Impact, with the participation of citizens. On May 4 and May 31, 2005, respectively, the Company and the Regional Environmental Commission of the Eighth Region informed the public about the appeals, which are currently in progress

2)	On December 15, 2005, the Health SEREMI commenced a sanitary proceeding with regard to an accident involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales, S.A., while handling the equipment owned by a subcontractor of Echeverría Izquierdo Montajes Industriales, S.A. The Company was required to appear in the proceeding and submitted all required paperwork. The proceeding is currently in progress.

3)	On April 10, 2006, the Company was notified of a protection proceeding filed by Mr. Víctor Alejandro Beltrán Flores. The protection proceeding requests certain security and prevention measures that would guarantee the life and physical integrity of employees working on the construction of the Nueva Aldea pulp mill. The protection proceeding was rejected by the Appeal Court of Valdivia.

4)	In relation to the abovementioned accident, relating to three employees of the Company’s subcontractor, the office of the state prosecutor of Quirihue commenced an investigation, which is currently in progress.

5)	On February 20, 2006 the National Environmental Commission (CONAMA) approved a Resolution on Environmental Qualification of the Project of the Construction of the submarine emissary for discharges of industrial waste fluids into the ocean. In March 2006, several appeals were filed against the Resolution on Environmental Qualification by individuals who participated in the development of the Environmental Impact Study. On May 31, 2006, the Company informed the CONAMA of the appeals, which are currently in progress.

D)	Arauco is subject to the following legal actions and proceedings affecting its Constitución Plant:

1)	On January 24, 2006, the Company was notified of a demand for an injunction brought by Mr. Alvaro Santa María Prieto and Mr. Alejandro Lagos Letelier in the Court of Constitucion, seeking to modify the Company’s activities in the area with respect to air quality control guidelines.

2)	On March 23, 2006, Rosalía Arellano Márquez, President of the Independent Workers Syndicate of Fishermen of Constitución, filed a protection proceeding in connection with the riles discharge that resulted from the construction of a submarine emissary. Construction of the submarine emissary was approved by the Regional Environmental Commission of the Seventh Region on February 7, 2006. This proceeding was rejected by the Court of Appeals.

The Company is not currently involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated.

19.	CONTINGENCIES AND COMMITMENTS, continued

Other contingencies

The Electricity and Fuel Superintendent imposed sanctions on Arauco’s subsidiary Arauco Generación S.A. for alleged deficiencies in the Central Interconnected System. Arauco Generación S.A. is appealing these sanctions in the Court of Justice and with the Superintendent, and the matter is currently pending resolution. The amounts of the fines in question reach Ch$111,904 thousand (U.S.$206 thousand), and have been recorded in the consolidated financial statements.

As of June 30, 2006, the Company was not involved in any other court proceedings or any other legal actions that could significantly affect its financial, economic or operational conditions.

Restrictions

Due to the liabilities presented in the categories of banks borrowings and bonds, there are certain financial restrictions with which Arauco must comply. Non-compliance could result in these debts becoming fully payable upon demand.

The minimum financial restrictions are:

(i) the ratio of debt to consolidated tangible net worth must not be greater than 1.2;

(ii) consolidated net worth must not be less than U.S.$ 2,500 million; and

(iii) the interest coverage ratio must not be less than 2.0.

Arauco’s Argentine subsidiary Alto Paraná S.A., due to its obligations with JPMorgan Chase (Argentine Collateral Trust), must comply with the following ratios:

(i) the total financial liabilities (excluding JPMorgan Chase’s debt) must not be greater than 65% of its shareholders’equity plus the debt with JPMorgan Chase; and

(ii) the ratio between EBITDA and excluded interests generated by the debt with JPMorgan Chase cannot be less than 1.75.

Both Arauco and its subsidiary Alto Paraná S.A. have complied with these restrictions as of June 30, 2006.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

20.	SHAREHOLDERS’ EQUITY

The movements in the capital and reserve accounts for each of the periods ended June 30, 2005 and 2006 are as follows:

June 30, 2005	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Retained earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2004	347,551	5,625	1,459,746	1,686,520	(86,833)	590,444	4,003,053
Prior year income allocation	—	—	—	590,444	—	(590,444)	—
Dividends paid	—	—	—	(225,895)	86,833	—	(139,062)
Forestry reserve	—	—	(80,388)	—	—	—	(80,388)
Forestry reserve of consolidated subsidiaries	—	—	(1,087)	—	—	—	(1,087)
Conversion adjustment related to subsidiaries	—	—	(2,752)	—	—	—	(2,752)
Interim dividends	—	—	—	—	—	—	—
Net income for the period	—	—	—	—	—	248,878	248,878

Balance as of June 30, 2005	347,551	5,625	1,375,519	2,051,069	—	248,878	4,028,642

June 30, 2006	Paid-in capital ThU.S.$	Share premium ThU.S.$	Forestry and other reserves ThU.S.$	Earnings from prior years ThU.S.$	Interim dividends ThU.S.$	Net Income for the period ThU.S.$	Total ThU.S.$
Balance as of December 31, 2005	347,551	5,625	1,475,904	2,051,069	(69,343)	438,296	4,249,102
Prior year income allocation	—	—	—	438,296	—	(438,296)	—
Dividend paid	—	—	—	(172,335)	69,343	—	(102,992)
Forestry reserve	—	—	(83,416)	—	—	—	(83,416)
Forestry reserve of consolidated subsidiaries to subsidiaries	—	—	(783)	—	—	—	(783)
Conversion adjustment related to subsidiaries	—	—	(3,295)	—	—	—	(3,295)
Interim dividends	—	—	—	—	—	—	—
Net income for the period	—	—		—	—	267,857	267,857

Balance as of June 30, 2006	347,551	5,625	1,388,410	2,317,030	—	267,857	4,326,473

The number of shares authorized, issued and outstanding as of June 30, 2005 and 2006 was 113,152,446. The Company’s shares are of a single series without a fixed nominal value.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

21.	OTHER NON-OPERATING INCOME

Other non-operating income was as follows:

	As of June 30,
	2005 ThU.S.$	2006 ThU.S.$
Reimbursement of customs duties	2,146	2,606
Rental income	310	125
Insurance recoveries	659	261
Sale of materials and others	—	10
Gain on sale of fixed assets	433	223
Servidumbre de paso	818	12
Other income	878	1,822

Total other non-operating income	5,244	5,059

22.	OTHER NON-OPERATING EXPENSES

Other non-operating expenses were as follows:

	As of June 30,
	2005 ThU.S.$	2006 ThU.S.$
Other depreciation and amortization	290	291
Write-off of damaged forest	168	406
Donations	101	266
Project expenses	751	495
Provision for uncollectible accounts receivable	185	376
Legal expenses	55	92
Taxes	3,027	1,878
Sales expenses adjustment for the previous year	1,769	118
Other services and fees	139	—
Other expenses	1,483	2,354
Indemnities	1,253	136

Total other non-operating expenses	9,221	6,412

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

23.	MINORITY INTEREST

The equity value corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follows:

	As of June 30,
	2005 ThU.S.$	2006 ThU.S.$
Alto Paraná S.A.	184	196
Forestal Arauco S.A.	1,700	1,719
Forestal Cholguán S.A.	4,636	4,837
Controladora de Plagas Forestales S.A.	209	201
Forestal Los Lagos S.A.	4,540	4,824
Flooring S.A.	—	1,278

Total	11,269	13,055

Income corresponding to the minority shareholders’ interest in the Company’s subsidiaries was as follow:

	As of June 30,
	2005 ThU.S.$	2006 ThU.S.$
Alto Paraná S.A.	(8)	(8)
Forestal Arauco S.A.	(47)	(38)
Forestal Cholguán S.A.	(90)	(98)
Controladora de Plagas Forestales S.A.	(18)	(20)
Forestal Los Lagos S.A.	138	133
Flooring S.A.	—	32

Total	(25)	1

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS

From the Chilean Securities Commission

During the periods ended June 30, 2006 and 2005, neither the Company nor any of its Directors or Executives has received sanctions from the Chilean Securities Commission.

From other administrative authorities

Sanctions received during 2006:

1)	Through Exempt Resolution No. 689 dated November 8, 2005, COREMA commenced a proceeding to determine Arauco’s responsibility and possible sanctions with regard to atmospheric emissions of sulfur dioxide.

Arauco appeared before the COREMA on November 23, 2005. Through Exempt Resolution No. 60 dated January 30, 2006, COREMA sanctioned the Company with a warning.

2)	On October 13, 2004, Arauco’s Department of Health Services (currently known as the Ministerial Regional Secretary of the Bío Bío Region) commenced a sanitary proceeding due to a industrial waste fluids discharge occurring on that same date. By resolution dated March 22, 2006 the Secretary fined the Company 600 UTM (U.S.$35.4 thousand at June 30, 2006).

3)	On December 15, 2005, the Health SEREMI commenced a sanitary proceeding as a result of an incident at the Nueva Aldea plant involving the exposure of three employees of Echeverría Izquierdo Montajes Industriales S.A. to radiation while handling radioactive equipment owned by a subcontractor of Echevarría Izquierdo Montajes Industriales S.A. The Company presented to the Health SEREMI all requested documentation. Through Resolution 2810, de 29.06.2006, the Health SEREMI sanctioned various companies including Arauco, which was fined 300UTM (U.S.$17.7 thousand at June 30, 2006). Arauco filed an appeal before the Concepción court and the appeal is currently in progress.

Sanctions received during 2005:

a)	The Company

1)	Through Resolution No. 860 dated December 21, 2004, COREMA began sanction proceedings against the Company due to the discharge of refrigeration water at the Valdivia Plant, the disposal of solid waste, the accumulation of spills and the spilling of non-authorized effluents.

On January 11, 2005, Arauco filed its response, and through Resolution dated March 15, 2005, COREMA resolved to sanction the Company with an 800 UTM fine (U.S.$47.1 thousand at June 30, 2006). Arauco appealed that sanction on March 31, 2005, previous payment of 10% of the total claimed. The case is currently in progress.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated.

24.	SANCTIONS, continued

2)	Through Resolution No. 17 dated January 18, 2005, COREMA began sanction proceedings against the Company due to an alleged increase in the capacity of the plant, an increase of additional discharge waters into the River Cruces, a lack of compliance with the quality and emission guidelines for fluid waste, a lack of compliance with the required measurement of TRS gas and a lack of compliance with other measurement parameters. The Company filed its appeal last January 31, 2005.

Through Resolution No. 197 dated March 18, 2005, COREMA decided to sanction the Company with a 1,400 UTM (U.S.$82.5 thousand at June 30, 2006) fine. Arauco appealed that sanction, previous payment of 10% of the total claimed. The case is currently in progress.

3)	Through Resolutions 3300 and 3301 dated December 20, 2004, the Superintendent of Sanitary Services began sanction proceedings against the Company due to the Company exceeding the guidelines of the Resolution on Environmental Description, approved by the Study of Environmental Impact regarding the total emission of phosphate and temperature.

Through Resolution 290 dated January 26, 2005, the Superintendent of Sanitary Services fined Arauco 200 UTM (U.S.$11.8 thousand at June 30, 2006). This Resolution was judicially appealed on February 9, 2005 in the appropriate Civil Court of Santiago, the matter is currently in progress.

4)	Through a Fiscal Decision dated January 3, 2005, supplemented by a Fiscal Decision dated April 25, 2005, the Navy Administrative Authority of Talcahuano decided that, due to the industrial waste fluids discharge on October 13, 2004, the Company should be fined an amount equivalent to 7,500 gold pesos which was confirmed, through Resolution 12655/129, dated September 15, 2005, by the Navy Administrative Authority.

5)	Through Resolution No. 17 dated January 12, 2005, COREMA filed proceedings against the Company applying sanctions against the Itata Forestry Industrial Complex, due to certain differences in capacity, size and other features of some units of the complex as compared to those established by the original Resolution of Environmental Qualification authorizing the construction. The Company filed an appeal on February 16, 2005. Nevertheless, through Resolution 256 dated September, 13, 2005 Arauco was fined 200 UTM (U.S.$11.8 thousand at June 30, 2006).

6)	Through Resolution No. 292 dated May 2, 2005, COREMA resolved to commence sanction proceedings against the Valdivia Plant for alleged violations of the parameters for industrial fluid waste. On May 13, 2005, the Company filed its response. Through resolution No. 378, dated June 7, 2005, COREMA resolved to sanction the Company with a fine equivalent to 200 UTM (U.S.$11.8 thousand at June 30, 2006).

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated

24.	SANCTIONS, continued

7)	Through Resolution 1755 dated June 24, 2005, the Superintendent of Sanitary Services began a sanction proceeding against the Company for exceeding emissions standards regarding temperature, suspended solid waste, arsenic, total phosphorus, hexavalente chrome, molybdenum and nickel. On July 11, 2005, the Company filed its response to the Superintendent. Nevertheless, on December 26, 2005, the Superintendent of Sanitary Services resolved to sanction the Company with a fine of 400 UTA (U.S.$282.9 thousand at June 30, 2006). The Company has appealed the fine, and the matter is currently pending.

8)	Through resolution dated April 22, 2005, the Health SEREMI fined Arauco 1,000 UTM (U.S.$58.9 thousand at June 30, 2006) due to a fatal accident involving an employee in January 2005. The Company appealed the fine in the Second Civil Court of Valdivia, through case No. Rol 785-2005, which is currently under process of notification, due to the nullification of the first notification sent to the entity that placed the sanctioning resolution.

9)	The Health Service of Valdivia fined Arauco 400 UTM (U.S.$23.6 thousand at June 30, 2006) due to a fatal accident involving an employee of Salfa Montajes S.A. who was working for the Company on the Valdivia project. The fine was appealed, and consequently, on June 10, 2005 the Civil Court of Valdivia, through case No. 879-2004, determined that the Company was not responsible and cancelled the fine. The Health Service appealed the decision to the Court of Appeals of Valdivia. On October 6, 2005, the Court of Appeals of Valdivia affirmed the lower court’s decision. The Health Service has appealed this decision with the Supreme Court, through case No. 5,837-2005, which was rejected on March 29, 2006.

b)	Paneles Arauco S.A.

Regarding the Company’s subsidiary Paneles Arauco S.A., through Resolution No. 18 dated January 12, 2005, COREMA for the Eighth Region of Chile filed sanction proceedings against the Company regarding its panel plant located next to Nueva Aldea’s Forestry Industrial Complex. The Company has filed an appeal. Nevertheless, through Exempt Resolution No. 257 dated September 13, 2005, COREMA resolved to sanction Arauco with a warning.

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated.

25.	BOND ISSUE COSTS

Arauco amortizes costs related to the issuance of bonds on a straight-line basis over the term of the bonds.

The charges to income related to such amortizations for the periods ended June 30, 2005 and 2006 were U.S.$ 1,490 thousand and U.S.$1,249 thousand, respectively, which amounts are reflected in the statement of income under the heading “Interest Expense” on the consolidated statements of income. The costs recorded for each period are shown below.

	As June 30,
	2005 ThU.S.$	2006 ThU.S.$
Stamp tax	4,822	3,865
Underwriters commission	6,026	5,116
Rate insurance commission	66	—
Risk evaluation	54	43
Accounting advice	13	8
Printing costs	78	63
Legal advice	1,838	1,623
Repayment of bonds	2,941	2,467
Other	238	232

Total bond issue costs	16,076	13,417

26.	CASH FLOW

According to regulations established in Circular No. 1312 by the Chilean Securities Commission, the following describes financing or investing activities that will require future cash flows.

Investment Flows	Currency	Amount	Affected Flow
Property, plant and equipment investment	U.S.$	7,00 million	2006
Pulp mill Investment project	U.S.$	62,5 million	2006
Pulp mill Investment project	U.S.$	19,5 million	2007
Pulp mill Investment project	U.S.$	2,3 million	2008
Nueva Aldea (formerly named the Itata Mill) construction project	U.S.$	62,00 million	2006

CELULOSA ARAUCO Y CONSTITUCION S.A.

AND SUBSIDIARIES

Unaudited Notes to the Consolidated Financial Statements

June 30, 2006

Amounts in thousands of U.S. dollars, except as indicated.

27.	ENVIRONMENTAL

The following current and future expenditures related to the improvement of or investment in product processes designed to protect the environment were made during the period ended June 30, 2006.

•	Activities of monitoring, analysis and treatments of gases and effluents. Spent: U.S.$22.5 million (U.S.$4.8 million in 2005). Estimated future cost: U.S.$57.1 million (U.S.$10.4 million in 2005).

•	Payment related to environmental protection as a consequence of the Nueva Aldea Project (formerly named the Itata Mill project). Spent: U.S.$6.4 million (US$9.1 million in 2005). Estimated future cost: U.S.$975 thousand. (US$12.1 million in 2005).

•	Payment related to the construction of ducts for the discharge of effluents in the Nueva Aldea Mill, the Valdivia Mill and the Constitución Mill. Spent: US$14.5 million. Estimated future cost: US$27.6 million.

•	Project to improve the evacuation of water and effluent treatment of the Paneles Mill. Spent: U.S.$451 thousand (U.S.$64 thousand in 2005). Estimated future cost: U.S.$450 thousand (U.S.$60 thousand in 2005).

The Company’s subsidiaries Forestal Celco S.A., Forestal Cholguán S.A., Bosques Arauco S.A. and Forestal Valdivia S.A. are implementing an environmental system regulated under a certification process under rule ISO 14.001. Between January 1 and June 30, 2006 these subsidiaries paid U.S.$206 thousand (U.S.$115thousand in 2005) in relation to the system and anticipate that an additional U.S.$110 thousand (U.S.$68 thousand in 2005) will be spent.

28.	SUBSEQUENT EVENTS

No events have occurred since June 30, 2006 and up to the filing of these financial statements that may affect significantly the financial situation of Arauco.

Robinson Tajmuch V.	Matías Domeyko C.
Controller	Chief Executive Officer

August 4th,
2006

Summary of Second Quarter Results

•	Arauco’s net consolidated income for the second quarter of 2006 reached US$155 million, an increase of 26.0% compared to the U.S.$123 million obtained in the second quarter of 2005. This increase in consolidated net income is primarily due to an increase in operating income, a decrease in interest expenses, as well as an increase in foreign exchange gains.

•	Arauco’s consolidated sales reached U.S.$689 million during the second quarter of 2006, an increase of 18.3% over the U.S.$582 million obtained in the second quarter of 2005. The increase in consolidated sales is the result of the growth in sales of our three main products; panels, pulp and sawn timber.

•	Second quarter consolidated EBITDA reached US$271 million, an increase of 10.3% compared to the U.S.$246 million for the same period of 2005. This increase is the result of higher sales of pulp, panels and sawn timber.

•	During the second quarter of 2006 capital expenditures were US$261 million, an increase of 37.4% compared to the U.S.$ 190 million for the same period of 2005. This increase is mainly explained by the acquisition of forestry assets from Cementos Bío Bío S.A.

2

August 4th,
2006

CONSOLIDATED INCOME STATEMENT ANALYSIS

Sales

Arauco’s consolidated sales for the second quarter of 2006 reached U.S.$689 million, an increase of 18.3% over the U.S.$582 million obtained in the second quarter 2005 (Figure 2). The increase in consolidated sales is explained by a growth in sales of our three main products; pulp, panels and sawn timber.

Compared to the U.S.$640 million obtained in the first quarter of 2006, consolidated sales grew by 7.6% as a result of higher sales in pulp and panels (Figure 3).

The breakdown of sales by product of the second quarter is presented in Figure 1.

Pulp

Pulp sales reached U.S.$289 million during the second quarter 2006, a 14.0% increase compared to the same quarter of the previous year. This growth in sales was principally due to a 9.2% increase in average price and by a 4.5% increase in sales volume.

Compared to the U.S.$261 million for the first quarter of 2006, pulp sales increased by 10.6%. This growth in sales was due to an increase in average prices of 8.2% and a 2.2% increase in sales volume.

The increase in pulp prices is mainly explained by a strong demand coming from China and other Asian economies as well as a decrease in market pulp supply after the closure of pulp mills in North America.

Sawn Timber

During the second quarter of this year sales of sawn timber reached U.S.$181 million, an increase of 22.5% from the U.S.$148 million for the second quarter of 2005. The main reason for the increase in sales of sawn timber were an increase in sales volume of 14.0% and an increase in average prices of 7.4%, due to a stronger demand in our main markets, in addition to a reduction of supply for remanufactured wood products.

Sawmill sales increased by 4.3% from U.S.$174 in the first quarter of 2006 to U.S.$181 million during the second quarter. This variation was principally due an increase in average prices of 5.1%.

3

August 4th,
2006

CONSOLIDATED INCOME STATEMENT ANALYSIS

Panels

During the second quarter of 2006, sales of panels reached US$183 million, a growth of 27.5% compared with the second quarter of 2005. This increase in sales is principally due to an increase in sales volume of 36.9% explained by the consolidation of revenues from our October 2005 acquisition in Argentina (Faplac), as well as the consolidation of the operations of our Nueva Aldea plywood mill in Chile. The increase in sales of panels was partially offset by a decrease in average prices of 6.9% principally due to lower plywood prices in the US and Canadian markets and a change in the product mix due to an increase in sales of PBO.

Panel sales increased 9.0% compared to the U.S.$168 million in first quarter of 2006. This is mainly explained by higher average prices of 6.6% due to an increase in prices of MDF, HB and PBO, an increase in sales of MDF Mouldings, and a growth in demand for PBO from the US after the closure of PBO mills in this market.

Operating Income

Operating Income increased by 14.8% to U.S.$213 million in the second quarter of 2006 from the U.S.$185 million in the second quarter of 2005. This positive impact is mainly due to a 18.3% increase in consolidated sales, explained by higher sales volume of pulp, panels and sawn timber, and higher market prices for pulp and sawn timber products. This increase was partially offset by a 22.1% increase in cost of sales, mainly explained by an increase in sales volume and an appreciation of the chilean peso with respect to the US dollar.

Compared to the U.S.$169 million obtained in the first quarter of 2006, operating income in second quarter of 2006 increased 25.5%. This increase is principally due to an increase in consolidated sales of 7.6%. Cost of sales and selling and administrative expenses increased only by 1.4% and 0.7% respectively due to an increase in sales volume.

Net Income

Net Income for the second quarter of 2006 reached U.S.$155 million (Figure 4), an increase of 26.0% compared to the U.S.$123 million for the second quarter of the previous year. This increase is the result of higher sales, a decrease in interest expense and a growth in foreign exchange gains. The reduction in interest expense was caused by the payment of the principal of our 6.95% Notes due in September 2005. The increase in foreign exchange gains is mainly due to the appreciation of the Euro respect to the US dollar that positively affected our Euro-denominated marketable securities.

Compared to the U.S.$113 million obtained in the first quarter of 2006, Consolidated Net Income increased by 37.9% (Figure 5). This increase in consolidated net income is mainly explained by an increase in consolidated sales by 7.6%, driven by an increase in sales of pulp, mostly bleached, and a growth in foreign exchange gains.

4

August 4th,
2006

CONSOLIDATED INCOME STATEMENT ANALYSIS

EBITDA

Consolidated second quarter of 2006 EBITDA reached U.S.$271 million, an increase of 10.3% compared to the U.S.$246 million for the same period of 2005 (Figure 6). This increase in consolidated EBITDA is principally due to a growth in operating income of 14.8%. The main contributions for this increase in EBITDA came from the Pulp and Panel divisions which grew 13.2% and 29.7% respectively as compared to the second quarter of 2005. This increase in consolidated EBITDA was partially offset by a decrease in forestry EBITDA due to a lower operating income and stumpage.

Consolidated EBITDA for this quarter was 15.7% higher than the U.S.$235 million EBITDA for the previous quarter (Figure 7). The explanation for this positive effect was an increase of 25.5% in operating income principally due to higher sales of pulp. The panel and pulp divisions were the principal contributors to the increase in consolidated EBITDA when compared to the previous quarter, with a growth in EBITDA of 35.5% and 13.1% respectively.

Production

Production volume during the second quarter of 2006 increased 26.0% in panels, 4.7% in sawn timber, and 0.8% in pulp as compared with the second quarter of 2005 (Figure 8).

The increase in panel production was mainly due to the consolidation of operations of our Nueva Aldea Plywood Mill in Chile and the acquisition of the Faplac (PBO) Mill in Argentina.

Sawn timber production increased principally due to the consolidation of operations of our Nueva Aldea Saw Mill.

Pulp production increased due to the normal operation of the Valdivia mill during the second quarter of 2006 compared with the same period of 2005 when it stopped its operations in June 8th for 64 days.

Compared to the previous quarter, production increased 4.7% in panels, 2.2% in sawn timber and decreased 1.7% in pulp. The increase in panels and sawn timber production was mainly due to a strong demand from our principal markets. The lower pulp production is explained by the eight and ten days of scheduled maintenance during April in the Constitución Pulp Mill (UKP) and the Valdivia Pulp Mill (BSKP/BHKP) respectively.

5

August 4th,
2006

CONSOLIDATED BALANCE SHEET ANALYSIS

Assets

Current assets reached U.S.$ 1,329.7 million as of June 30, 2006, a 17.9% decrease compared to the second quarter of 2005 as a result of a decrease in Marketable Securities and Time Deposits, partially offset by an increase in Inventories.

Compared to the U.S.$ 1,450.7 million for the first quarter of 2006, current assets decreased 8.3%. This negative effect on current assets is mainly explained by a decrease in Marketable Securities, partially offset by an increase in Trade Account Receivables.

Fixed assets reached U.S.$5,709.8 million as of June 30, 2006, a 10.4% increase compared to the second quarter of 2005. This increase in fixed assets was the result of an increase in Machinery and Equipment, in Forest and in Ongoing Constructions due to the construction of the Nueva Aldea Pulp Mill.

Fixed assets also increased 2.9% compared to the first quarter of 2006. This is mainly explained by an increase in ongoing constructions due to the final stage of the Nueva Aldea Pulp Mill Project.

Liabilities

FINANCIAL DEBT

US$ million	Q2 2005	Q1 2006	Q2 2006
Short term Debt	6,6	35,1	65,2
Short-term portion of long-term debt	238,5	93,9	157,8
Long term financial debt	2.230,4	2.179,5	2.113,4

TOTAL FINANCIAL DEBT	2.475,5	2.308,5	2.336,4

Cash & equivalents	556,0	331,2	205,3

NET FINANCIAL DEBT	1.919,5	1.977,3	2.131,2

Total Current Liabilities reached U.S.$487.4 million during the second quarter of 2006, an increase of 7.0% compared to the U.S.$455.6 million for the second quarter of 2005, mainly due to an increase in the Current portion of long-term Bank Borrowings and Current Bank Borrowings, partially offset by a decrease in the current portion of bonds explained by the payment of the principal of our 6.95% Notes due in September 2005.

Compared to the U.S.$392.0 million in the first quarter of 2006, current liabilities increased 24.3%. This increase is mainly explained by the movement to Current portion of long-term Bank Borrowings of U.S.$50 million of the APSA notes from Long-term Bank Borrowings.

Long term liabilities reached U.S.$2,283.3 million during this quarter, a decrease of 4.2% compared to the U.S.$2,382.6 million for the second quarter of 2005, mainly due to a decrease in Long-term Bank Borrowings as a result of the movement to Current portion of long-term Bank Borrowings of U.S.$100 million of the APSA notes.

Compared to the previous quarter, Long term liabilities decreased 2.7%.

Shareholders Equity

Arauco’s shareholders equity grew by 7.4% from U.S.$4.0 billion for the second quarter of 2005 to U.S.$4.3 billion during the second quarter of 2006, as a result of an increase in Net Income.

6

August 4th,
2006

Main Financial Ratios of Arauco:

FINANCIAL RATIOS

	Q2/05		Q1/06		Q2/06
Profitability
Gross margin	51,2%		46,5%		49,6%
Operating margin	31,8%		26,5%		30,9%
EBITDA margin	42,3%		36,7%		39,4%
ROA (EBIT / Average Total Assets)	11,1%		9,6%		12,0%
ROCE (EBIT (1 - tax rate) / Average Total Capitalization)	9,5%		8,1%		10,3%
ROE (Net Income / Average Equity)	12,1%		10,5%		14,4%

Leverage
Interest Coverage Ratio (EBITDA / Net Interest)	7,1	x	8,1	x	9,6	x
Interest Coverage Ratio (EBITDA / Gross Interest)	5,9	x	6,4	x	7,7	x
Average Net Financial Debt / EBITDA	1,8	x	2,1	x	1,9	x
Total financial debt / Total Capitalization	38,1%		34,8%		35,1%
Net financial debt / Total Capitalization	29,5%		29,8%		32,0%
Total financial debt / Equity	61,4%		53,4%		54,0%
Net financial debt / Equity	47,6%		45,7%		49,3%

Key Exchange Rates for the U.S. Dollar (closing rate)

	Q2/05	Q3/05	Q4/05	Q1/06	Q2/06
One U.S. Dollar is

CLP	579,0	529,2	512,5	526,2	539,4
ARS	2,886	2,909	3,030	3,081	3,086
BRL	2,333	2,228	2,336	2,164	2,3787
EUR	1,211	1,203	1,185	1,212	1,279

7

August 4th,
2006

Second Quarter Events

In June, Arauco completed the acquisition of the forestry assets of Cementos Bío Bío S.A.

On June 30, 2006, Arauco through its subsidiaries Aserraderos Arauco S.A. and Forestal Celco S.A. acquired the forestry assets of Cementos Bío Bío S.A. This acquisition represented an investments of approximately U.S.$136 million and involved 21,000 hectares of plantations, one sawmill with an annual production capacity of approximately 250,000 cubic meters per year and a remanufacturing facility. This acquisition demonstrates the confidence that Arauco maintains in the Chilean Forestry Industry.

Arauco will contribute to reduce greenhouse gases

Arauco registered three electricity co-generation power plants as projects of the Clean Development Mechanism of the Kyoto Protocol. These power plants generate electricity through renewable biomass (bark, sawdust and black liquor), which displaces fossil fuel energy from the grid. With this action, Arauco contributes to reduce greenhouse gas emissions in order to fight global warming.

DISCLAIMER

Figures for the Arauco’s operations in Chile and its consolidated international operations were prepared in accordance with Chilean generally accepted accounting principles (Chilean GAAP).

This news release may contain forward-looking statements concerning Arauco’s future performance and should be considered as good faith estimates by Arauco. These forward-looking statements reflect management’s expectations and are based upon currently available data. Actual results are subject to future events and uncertainties, many of which are outside Arauco’s control, that could materially impact Arauco’s actual performance. Readers are referred to the documents filed by Arauco with the United States Securities and Exchange Commission, specifically the most recent filing on Form 20-F which identifies important risk factors that could cause actual results to differ from those contained in the forward-looking statements. All forward-looking statements are based on information available to Arauco on the date hereof, and the Arauco assumes no obligation to update such statements.

References herein to “U.S.$” are to United States dollars.

Discrepancies in any table between totals and the sums of the amounts listed are due to rounding.

Contact:

Felipe Hartwig	Maria José Ibaceta
felipe.hartwig@arauco.cl	mariajose.ibaceta@arauco.cl
Phone: (56-2) 461 7494	Phone: (56-2) 461 7283

Fax: (56-2) 461 75 41 www.arauco.cl

8

August 4th,
2006

FINANCIAL STATEMENTS

CONSOLIDATED INCOME STATEMENT

US$ Million	1 H 2006	1 H 2005	FY 2005
Net Sales	1.328,7	1.133,9	2.373,6
Cost of sales	-689,5	-539,0	-1.219,8

Gross profit	639,3	594,9	1.153,8

Selling and administrative expenses	-257,1	-215,9	-486,7

Operating income	382,2	378,9	667,0

Interest Income	14,7	13,2	31,5
Income on investments in related companies	3,5	3,8	7,2
Other non operating income	5,1	5,2	9,9
Loss on investments in related companies	-0,1	-0,2	0,0
Goodwill Amortization	-1,4	-1,8	-3,4
Interest expense	-72,1	-74,0	-150,4
Other non operating expenses	-6,4	-9,2	-16,5
Price-level restatement	-0,0	0,2	0,8
Foreign exchange gains (losses)	7,4	-10,1	-5,7

Non-operating income	-49,4	-72,8	-126,6

Income before taxes and extraordinary items	332,7	306,1	540,4

Income taxes	-67,8	-60,0	-107,4
Extraordinary Items	0,0	0,0	0,0

Income before minority interest and negative goodwill amortization	264,9	246,1	432,9

Minority interest	0,0	-0,0	-0,1

Net income after minority interest	264,9	246,1	432,9

Negative goodwill amortization	2,9	2,8	5,4

Net income for the period	267,9	248,9	438,3

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

9

August 4th,
2006

FINANCIAL STATEMENTS

CONSOLIDATED BALANCE SHEET

US$ Million	30/06/2006	30/06/2005	FY 2005
Cash & cash equivalents	205,3	556,0	336,8
Account receivables	340,8	340,1	303,9
Inventories	577,6	546,0	609,1
Other current assets	206,1	178,0	213,7

Total Current Assets	1.329,7	1.620,0	1.463,6

Forest	2.301,0	2.161,4	2.221,3
Property, plant and Equipment	4.355,1	4.023,5	4.325,1
Other Fixed Assets	1.219,4	941,4	1.020,6
Depreciation	-2.165,6	-1.953,1	-2.076,2

Total Fixed Assets	5.709,8	5.173,2	5.490,9

Total Other Assets	70,7	84,9	77,0

TOTAL ASSETS	7.110,3	6.878,1	7.031,5

Short-term debt	223,1	245,2	156,0
Accounts payable	144,6	117,0	168,9
Other current liabilities	119,8	93,4	106,2

Total Current Liabilities	487,4	455,6	431,1

Long-term bank borrowings	430,9	547,9	497,1
Long-term bonds	1.682,5	1.682,5	1.682,5
Other long term liabilities	169,9	152,2	158,8

Total Long Term Liabilities	2.283,3	2.382,6	2.338,3

Minority Interest	13,1	11,3	12,9
Total Shareholder’s Equity	4.326,5	4.028,6	4.249,1

TOTAL LIABILITES & SHAREHOLDER`S EQUITY	7.110,3	6.878,1	7.031,5

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

10

August 4th,
2006

FINANCIAL STATEMENTS

CONSOLIDATED STATEMENT OF CASH FLOWS

US$ Million	1 H 2006	1 H 2005	FY 2005
Net income (loss) for the period	267,9	248,9	438,3
Results on sales of assets	-0,2	-0,4	-0,6
Depreciation	86,1	78,2	165,1
Charges (credits) to income not affecting cash flow	18,4	38,2	61,7
Changes in assets, affecting cash flow	-48,1	-60,5	-245,4
Changes in liabilities, affecting cash flow	69,0	95,1	382,3
Profit (loss) of minority interest	-0,0	0,0	0,1

Net cash provided by (used in) operating activities	393,0	399,5	801,4

Debt issuance	291,3	502,6	710,8
Debt repayment	-289,3	-63,8	-445,1
Other financing cash flow	-103,0	-139,5	-211,1

Net cash provided by (used in) financing activities	-100,9	299,4	54,6

Capital Expenditures	-412,8	-515,9	-910,4
Other investment cash flow	-16,1	38,1	47,7

Net cash provided by (used in) investing activities	-428,9	-477,8	-862,8

Total positive (negative) cash flow of the period	-136,8	221,1	-6,8

Effect of inflation on cash and cash equivalents	5,0	-12,0	-11,3

Net increase (decrease) in cash and cash equivalents	-131,9	209,1	-18,1

Cash and cash equivalents at beginning of the period	338,5	356,6	356,6

Cash and cash equivalents at end of the period	206,7	565,7	338,5

For more details on the Financial Statements, please refer to www.svs.cl or www.arauco.cl

11

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Celulosa Arauco y Constitución, S.A.
(Registrant)

Date: August 9, 2006	By:	/s/ MATIAS DOMEYKO C.
	Name:	Matías Domeyko Cassel
	Title:	Chief Executive Officer